United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2018

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Financial Statements

December 31, 2017

IFRS in US$

Vale S.A. Financial Statements

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Vale S.A.

Rio de Janeiro – RJ

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Vale S.A. and subsidiaries (“Vale” or “the Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG Auditores Independentes

We have served as the Company’s auditor since 2014.

Rio de Janeiro, RJ

February 27, 2018

Management’s Report on Internal Control over Financial Reporting

The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Vale’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting are effective as of December 31, 2017.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2017 has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 27th, 2018.

Fabio Schvartsman

Chief Executive Officer

Luciano Siani

Chief Financial Officer and Investors Relations

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Year ended December 31
	Notes	2017	2016	2015
Continuing operations
Net operating revenue	3(d)	33,967	27,488	23,384
Cost of goods sold and services rendered	5(a)	(21,039)	(17,650)	(18,751)
Gross profit		12,928	9,838	4,633

Operating expenses
Selling and administrative expenses	5(b)	(531)	(507)	(612)
Research and evaluation expenses		(340)	(319)	(395)
Pre operating and operational stoppage		(413)	(453)	(942)
Other operating expenses, net	5(c)	(420)	(267)	(207)
		(1,704)	(1,546)	(2,156)
Impairment and other results on non-current assets	15, 18 and 19	(294)	(1,240)	(8,708)
Operating income (loss)		10,930	7,052	(6,231)

Financial income	6	3,404	7,968	7,792
Financial expenses	6	(6,423)	(6,125)	(18,446)
Equity results in associates and joint ventures	15	98	309	(445)
Impairment and other results in associates and joint ventures	15, 19 and 21	(180)	(1,220)	(349)
Income (loss) before income taxes		7,829	7,984	(17,679)

Income taxes	8
Current tax		(849)	(943)	(332)
Deferred tax		(646)	(1,838)	5,581
		(1,495)	(2,781)	5,249

Net income (loss) from continuing operations		6,334	5,203	(12,430)
Net income (loss) attributable to noncontrolling interests		21	(8)	(501)
Net income (loss) from continuing operations attributable to Vale’s stockholders		6,313	5,211	(11,929)

Discontinued operations	14
Loss from discontinued operations		(813)	(1,227)	(190)
Net income (loss) attributable to noncontrolling interests		(7)	2	10
Loss from discontinued operations attributable to Vale’s stockholders		(806)	(1,229)	(200)

Net income (loss)		5,521	3,976	(12,620)
Net income (loss) attributable to noncontrolling interests		14	(6)	(491)
Net income (loss) attributable to Vale’s stockholders		5,507	3,982	(12,129)

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share (restated):	9
Common share (US$)		1.05	0.77	(2.33)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Year ended December 31
	2017	2016	2015
Net income (loss)	5,521	3,976	(12,620)
Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Translation adjustments	(717)	6,460	(18,128)
Retirement benefit obligations	(46)	(70)	69
Total items that will not be reclassified subsequently to the income statement, net of tax	(763)	6,390	(18,059)

Items that may be reclassified subsequently to the income statement
Translation adjustments	1,026	(3,677)	10,244
Available-for-sale financial instruments	—	1	1
Cash flow hedge	—	10	816
Net investments hedge	(95)	—	—
Transfer of realized results to net income	(11)	(78)	(369)
Total of items that may be reclassified subsequently to the income statement, net of tax	920	(3,744)	10,692
Total comprehensive income (loss)	5,678	6,622	(19,987)

Comprehensive income (loss) attributable to noncontrolling interests	13	111	(543)
Comprehensive income (loss) attributable to Vale’s stockholders	5,665	6,511	(19,444)
From continuing operations	5,696	6,642	(19,550)
From discontinued operations	(31)	(131)	106
	5,665	6,511	(19,444)

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Year ended December 31
	2017	2016	2015
Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	7,829	7,984	(17,679)
Continuing operations adjustments for:
Equity results in associates and joint ventures	(98)	(309)	445
Impairment and other results on non-current assets	294	1,240	8,708
Impairment and other results in associates and joint ventures	180	1,220	349
Depreciation, amortization and depletion	3,708	3,487	3,719
Financial results, net	3,019	(1,843)	10,654
Changes in assets and liabilities:
Accounts receivable	1,277	(2,744)	1,671
Inventories	(339)	288	(217)
Suppliers and contractors	232	243	658
Provision - Payroll, related charges and others remunerations	372	133	(578)
Other taxes assets and liabilities, net	(297)	(109)	(222)
Deferred revenue - Gold stream	—	524	532
Other assets and liabilities, net	(615)	441	(456)
	15,562	10,555	7,584
Interest on loans and borrowings paid	(1,686)	(1,663)	(1,457)
Derivatives paid, net	(240)	(1,602)	(1,202)
Interest on participative stockholders’ debentures paid	(135)	(84)	(65)
Income taxes	(563)	(388)	(544)
Income taxes - Settlement program	(488)	(417)	(384)
Net cash provided by operating activities from continuing operations	12,450	6,401	3,932

Cash flow from investing activities:
Financial investments redeemed (invested)	(90)	12	308
Loans and advances - net receipts (payments) (note 21)	(445)	(210)	(17)
Guarantees and deposits - net receipts (payments)	(48)	(41)	(67)
Additions to investments	(93)	(239)	(65)
Additions to property, plant and equipment and intangible	(3,831)	(4,951)	(8,114)
Proceeds from disposal of assets and investments (note 15)	922	543	1,456
Dividends and interest on capital received from associates and joint ventures	227	193	318
Proceeds from gold stream transaction	—	276	368
Net cash used in investing activities from continuing operations	(3,358)	(4,417)	(5,813)

Cash flow from financing activities:
Loans and borrowings
Additions	1,976	6,994	4,995
Repayments	(8,998)	(7,717)	(2,753)
Transactions with stockholders:
Dividends and interest on capital attributed to stockholders	(1,456)	(250)	(1,500)
Dividends and interest on capital paid to noncontrolling interest	(126)	(291)	(15)
Transactions with noncontrolling stockholders (note 15)	(98)	(17)	1,049
Net cash provided by (used in) financing activities from continuing operations	(8,702)	(1,281)	1,776

Net cash provided by (used in) discontinued operations (note 14)	(252)	(118)	140

Increase in cash and cash equivalents	138	585	35
Cash and cash equivalents in the beginning of the year	4,262	3,591	3,974
Effect of exchange rate changes on cash and cash equivalents	(60)	86	(418)
Effects of disposals of subsidiaries and merger, net on cash and cash equivalents	(12)	—	—
Cash and cash equivalents at end of the year	4,328	4,262	3,591

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	370	653	761

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	20	4,328	4,262
Accounts receivable	10	2,600	3,663
Other financial assets	13	2,022	292
Inventories	11	3,926	3,349
Prepaid income taxes		781	159
Recoverable taxes	12	1,172	1,625
Others		538	628
		15,367	13,978

Non-current assets held for sale	14	3,587	8,589
		18,954	22,567
Non-current assets
Judicial deposits	27(c)	1,986	962
Other financial assets	13	3,232	626
Prepaid income taxes		530	527
Recoverable taxes	12	638	727
Deferred income taxes	8(a)	6,638	7,343
Others		267	276
		13,291	10,461

Investments in associates and joint ventures	15	3,568	3,696
Intangibles	17	8,493	6,871
Property, plant and equipment	18	54,878	55,419
		80,230	76,447
Total assets		99,184	99,014

Liabilities
Current liabilities
Suppliers and contractors		4,041	3,630
Loans and borrowings	20	1,703	1,660
Other financial liabilities	13	374	767
Taxes payable	8(d)	697	657
Provision for income taxes		355	171
Liabilities related to associates and joint ventures	21	326	292
Provisions	25	1,394	952
Dividends and interest on capital	29(d)	1,441	816
Others		1,604	1,197
		11,935	10,142
Liabilities associated with non-current assets held for sale	14	1,179	1,090
		13,114	11,232
Non-current liabilities
Loans and borrowings	20	20,786	27,662
Other financial liabilities	13	2,894	2,087
Taxes payable	8(d)	4,890	4,961
Deferred income taxes	8(a)	1,719	1,700
Provisions	25	7,027	5,748
Liabilities related to associates and joint ventures	21	670	785
Deferred revenue - Gold stream		1,849	2,090
Others		1,463	1,725
		41,298	46,758
Total liabilities		54,412	57,990

Stockholders’ equity	29
Equity attributable to Vale’s stockholders		43,458	39,042
Equity attributable to noncontrolling interests		1,314	1,982
Total stockholders’ equity		44,772	41,024
Total liabilities and stockholders’ equity		99,184	99,014

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Capital reserve	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2014	61,614	(152)	—	(449)	19,985	(1,477)	(1,713)	(22,686)	—	55,122	1,199	56,321
Loss	—	—	—	—	—	—	—	—	(12,129)	(12,129)	(491)	(12,620)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	70	—	—	70	(1)	69
Cash flow hedge	—	—	—	—	—	—	447	—	—	447	—	447
Available-for-sale financial instruments	—	—	—	—	—	—	1	—	—	1	—	1
Translation adjustments	—	—	—	—	(5,371)	—	203	(2,665)	—	(7,833)	(51)	(7,884)
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	(1,500)	—	—	—	—	(1,500)	—	(1,500)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(32)	(32)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	(253)	—	—	—	(336)	—	(589)	1,455	866
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	36	36
Appropriation to undistributed retained earnings	—	—	—	—	(12,129)	—	—	—	12,129	—	—	—
Balance at December 31, 2015	61,614	(152)	—	(702)	985	(1,477)	(992)	(25,687)	—	33,589	2,115	35,704
Net income (loss)	—	—	—	—	—	—	—	—	3,982	3,982	(6)	3,976
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(70)	—	—	(70)	—	(70)
Cash flow hedge	—	—	—	—	—	—	7	—	—	7	—	7
Available-for-sale financial instruments	—	—	—	—	—	—	1	—	—	1	—	1
Translation adjustments	—	—	—	—	195	—	(93)	2,387	102	2,591	117	2,708
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	—	—	—	—	(1,061)	(1,061)	—	(1,061)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(268)	(268)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	3	—	—	—	—	—	3	(1)	2
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	25	25
Appropriation to undistributed retained earnings	—	—	—	—	3,023	—	—	—	(3,023)	—	—	—
Balance at December 31, 2016	61,614	(152)	—	(699)	4,203	(1,477)	(1,147)	(23,300)	—	39,042	1,982	41,024
Net income	—	—	—	—	—	—	—	—	5,507	5,507	14	5,521
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(46)	—	—	(46)	—	(46)
Net investments hedge (note 24b)	—	—	—	—	—	—	—	(95)	—	(95)	—	(95)
Translation adjustments	—	—	—	—	(158)	—	10	447	—	299	(1)	298
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	(658)	—	—	—	(1,475)	(2,133)	—	(2,133)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(202)	(202)
Acquisitions and disposal of noncontrolling interest (note 15)	—	—	—	(255)	—	—	—	—	—	(255)	(512)	(767)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	33	33
Appropriation to undistributed retained earnings					4,032				(4,032)	—	—	—
Merger of Valepar (note 29)	—	—	1,139	—	—	—	—	—	—	1,139	—	1,139
Balance at December 31, 2017	61,614	(152)	1,139	(954)	7,419	(1,477)	(1,183)	(22,948)	—	43,458	1,314	44,772

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.                                     Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo — B3 S.A. (Vale3), New York - NYSE (VALE), Paris - NYSE Euronext (Vale3) and Madrid — LATIBEX (XVALO).

Vale S.A. and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

On December 22, 2017 after the conversion of the class “A” preferred shares into common shares, the Company migrated to the special listing segment of B3 S.A. (“Novo Mercado”), and became a company with no defined controlling shareholder (further details in the notes 4 and 29). As of this date, Vale’s common shares are traded in the Novo Mercado.

2.                            Basis for preparation of the financial statements

a)        Statement of compliance

The consolidated financial statements of the Company (“financial statements”) have been prepared and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)        Basis of presentation

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The issue of these financial statements was authorized by the Board of Directors on February 27, 2018.

c)         Consolidation and investments in associates and joint ventures

The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”). These subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. The Company also consolidates subsidiaries that Vale does not own the majority of the voting capital, but has control through other means, such as a stockholder’s agreement. Intercompany balances and transactions, which include unrealized profits, are eliminated.

The entities over which the Company has joint control (“joint ventures”) or significant influence, but not control (“associates”) are presented in note 15. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as joint ventures (“joint operations”), the Company recognizes its share of assets, liabilities and net income.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the Company’s interest.

The material consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	62.5%	98.3%	37.5%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale International Holdings GmbH	Austria	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	81.0%	81.0%	19.0%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%

Investments held by investors in Vale’s subsidiaries are classified as noncontrolling interests. The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company as described in note 16.

For purchases from noncontrolling interests, the difference between any consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses on disposals to noncontrolling interest are also directly recorded in stockholders’ equity in “Results from operation with noncontrolling interest”.

As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale Cubatão Fertilizantes Ltda.	Brazil	Fertilizers	100.0%	100.0%	0.0%

d)        Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions for which gains and losses are recognized in the statement of comprehensive income.

The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity, except for the  components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as “translation adjustments”. When a foreign operation is partially disposed of or sold, foreign exchanges differences that were recognized in equity are recognized in the income of statement.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended
	2017	2016	2015	2017	2016	2015
US Dollar (“US$”)	3.3080	3.2591	3.9048	3.1925	3.4833	3.3387
Canadian dollar (“CAD”)	2.6344	2.4258	2.8171	2.4618	2.6280	2.6020
Australian dollar (“AUD”)	2.5849	2.3560	2.8532	2.4474	2.5876	2.4979
Euro (“EUR” or “€”)	3.9693	3.4384	4.2504	3.6088	3.8543	3.6999

e)         Significant accounting policies

Significant and relevant accounting policies for the understanding of the recognition and measurement basis used on the preparation of these financial statements were included in the respective notes. The accounting policies applied in the preparation of these financial statements are consistent with those adopted and disclosed in the financial statements of prior years.

The Company has not early adopted any standards and interpretations that have been issued or amended but are not yet effective for the year ended December 31, 2017.

The following new accounting standards were issued by IASB, but are not yet effective for 2017. The Company has performed an assessment on the Company’s financial statements and the current expected impacts are detailed below:

• IFRS 9 Financial instrument — In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement. This standard addresses the classification and measurement of financial assets and liabilities, new impairment model and new rules for hedge accounting. This standard shall apply for annual periods beginning on or after January 1, 2018. The Company has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on 1 January 2018:

• Classification and measurement — IFRS 9 establishes a new approach to determine whether a financial asset should be measured at amortized cost or fair value, based on the cash flow characteristics and the business model in which an asset is held. The Company does not currently expect the impact of these changes to be significant.

• Impairment — IFRS 9 requires “expected credit loss” impairment model for accounts receivables measured at amortized cost, on either a 12-month or the lifetime basis, rather than only incurred credit losses as is the case under IAS 39. Given that Vale’s account receivables are short-term in nature and considering its credit rating and risk management policies in place, the Company does not expect these changes will have a significant impact on its financial statements.

• Hedge accounting — the changes in IFRS 9 relating to hedge accounting will have no impact as the Company does not currently apply cash flow or fair value hedge accounting. The Company currently applies the net investment hedge, which there is no changes introduced by this new standard.

• IFRS 15 Revenue from Contracts with Customers — In May 2014, the IASB issued IFRS 15, which replaces IAS 18 Revenues and the related interpretations. IFRS 15 introduces the five-step model for revenue recognition from contracts with customers. The new standard is based on the core principle that revenue is recognized when the control of a good or service transfers to a customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard shall apply for annual periods beginning on or after January 1, 2018.

The Company will adopt this new standard on the required effective date using the modified retrospective method. Accordingly, the Company will not be required to restate the comparative figures.

During 2017, the Company performed a detailed assessment of IFRS 15, based on the contractual arrangements across the Company’s main revenue streams. The result of this assessment and the impacts identified in relation to the IFRS 15 first adoption are summarized as follows:

Vale’s revenue is predominantly derived from commodities sales, where the point of recognition is dependent on the sales arrangement, which is governed by parameters established by the International Commercial Terms (Incoterms). There will be no significant impact on the timing of commodities revenue recognition under IFRS 15, since usually the transfer of risks and rewards and the transfer of control under the sales contracts are at the same point in time.

However, a significant proportion of Vale’s sales are under CFR (Cost and Freight) or CIF (Cost, Insurance and Freight) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Currently, the revenue from shipping services are recognized upon loading, as well as the related costs, and are not considered a separate service under IAS 18.

Under IFRS 15, the provision of shipping services for CFR and CIF contracts will be a distinct service and, therefore, a separate performance obligation to which a proportion of the transaction price should be allocated and recognized over time as the shipping services are provided. The impact on the timing of revenue recognition of the proportion allocated to the shipping service is deemed not significant to the Company’s year-end results. Therefore, such revenue will not be presented separately in the Company’s financial statements.

The accounting treatment for contracts with provisional pricing features that are currently considered as an embedded derivative in accordance with IAS 39 - Financial Instruments, shall remain unmodified in accordance with IFRS 15 and IFRS 9 - Financial Instruments. In addition, IFRS 15 introduces a new disclosure requirement for the provisional prices impact on the financial statements. When applicable, systems and processes will be amended to allow the disclosure of this information in the Company’s financial statements.

IFRS 15 also requires the Company to treat deferred revenue related to the gold stream transaction as variable and, therefore must be adjusted each time there is a change in the underlying production profile. The Company does not expect to record a significant adjustment upon transition to this new standard.

• IFRS 16 Lease — In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases and related interpretations. The IFRS 16 set forth that the lessee must recognize all leases on the statement of financial position, as the distinction between operating and finance leases is removed. The standard provides certain exemptions from recognizing leases on the statement of financial position, including where the underlying asset is of low value or the lease term is 12 months or less. Under the new standard, the Company will be required to recognize right of use lease assets and lease liabilities on the statement of financial position. Liabilities are measured based on the present value of future lease payments over the lease term. The right of use lease asset generally reflects the lease liability. This standard shall apply for annual periods beginning on or after January 1, 2019.

The Company has commenced the qualitative analysis of its main contracts and will continue to assess the quantitative potential effect of IFRS 16 during 2018, which depends on the decision regarding the transition method and the use of practical expedients and/or exemptions. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognised on adoption of the new standard and how this may affect the Company’s income statement.

The information on the main operating leases is presented in note 31.

f)          Critical accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and judgments applied by Company in the preparation of these financial statements are as follows:

Note	Significant estimates and judgments
7	Deferred revenue - Gold stream transaction
8	Deferred income taxes
15	Consolidation
18	Mineral reserves and mine useful life
19	Impairment of non-current assets
21	Liabilities related to associates and joint ventures
23	Fair values estimate
26	Asset retirement obligation
27	Litigation
28	Employee postretirement obligations

3.                           Information by business segment and by geographic area

The Company operated five reportable segments during this year: Ferrous Minerals, Coal, Base Metals, Fertilizers (presented as discontinued operations) and Others. The segments are aligned with products and reflect the structure used by Management to evaluate Company performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals - Ferrous minerals comprises the production and extraction of iron ore, iron ore pellets and its logistic services (railroads, ports and terminals), manganese, ferroalloys and others ferrous products and services.

Coal - Coal comprises the extraction of metallurgical and thermal coal and its logistic services (railroads, ports and terminals).

Base metals - Base metals include the production and extraction of non-ferrous minerals, and are presented as nickel and its by-products (ferro-nickel, copper, gold, precious metals and others) and copper (copper concentrated).

Fertilizers (Discontinued operations) - Fertilizers include the production of the three major groups of nutrients (potash, phosphate and nitrogen) and other fertilizers products. The group of assets related to this segment is classified as “Non-current assets and liabilities associated with non-current assets held for sale” (note 14).

Others - Other comprises sales and expenses of other products, services, research and evaluation, investments in joint ventures and associates of other business and contingencies not directly related to the core business.

a)        Adjusted EBITDA

The definition of adjusted EBITDA for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received and interest from associates and joint ventures.

	Year ended December 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	18,524	(7,950)	(284)	(88)	(181)	30	10,051
Iron ore Pellets	5,653	(2,876)	(65)	(19)	(7)	81	2,767
Ferroalloys and manganese	469	(278)	(12)	—	(4)	—	175
Other ferrous products and services	483	(306)	5	(2)	—	19	199
	25,129	(11,410)	(356)	(109)	(192)	130	13,192

Coal	1,567	(1,354)	(44)	(14)	(4)	179	330

Base metals
Nickel and other products	4,667	(3,437)	(152)	(49)	(75)	—	954
Copper	2,204	(979)	(27)	(13)	—	—	1,185
	6,871	(4,416)	(179)	(62)	(75)	—	2,139

Others	400	(375)	(281)	(155)	(9)	97	(323)
Total of continuing operations	33,967	(17,555)	(860)	(340)	(280)	406	15,338

Discontinued operations (Fertilizers)	1,746	(1,606)	(102)	(12)	(25)	3	4
Total	35,713	(19,161)	(962)	(352)	(305)	409	15,342

	Year ended December 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	15,784	(6,622)	(486)	(91)	(150)	10	8,445
Iron ore Pellets	3,827	(2,002)	(73)	(13)	(22)	103	1,820
Ferroalloys and manganese	302	(231)	(4)	—	(11)	—	56
Other ferrous products and services	438	(269)	(8)	(2)	(4)	—	155
	20,351	(9,124)	(571)	(106)	(187)	113	10,476

Coal	839	(872)	35	(15)	(41)	—	(54)

Base metals
Nickel and other products	4,472	(3,204)	(95)	(78)	(114)	4	985
Copper	1,667	(924)	(25)	(5)	—	—	713
Other base metals products	—	—	150	—	—	—	150
	6,139	(4,128)	30	(83)	(114)	4	1,848

Others	159	(259)	(157)	(116)	(1)	76	(298)
Total of continuing operations	27,488	(14,383)	(663)	(320)	(343)	193	11,972

Discontinued operations (Fertilizers)	1,875	(1,545)	(87)	(22)	(16)	4	209
Total	29,363	(15,928)	(750)	(342)	(359)	197	12,181

	Year ended December 31, 2015
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	12,330	(7,604)	(398)	(121)	(124)	22	4,105
Iron ore Pellets	3,600	(2,121)	9	(4)	(24)	225	1,685
Ferroalloys and manganese	162	(175)	1	—	(19)	—	(31)
Other ferrous products and services	470	(341)	8	(3)	(2)	8	140
	16,562	(10,241)	(380)	(128)	(169)	255	5,899

Coal	526	(839)	(140)	(22)	(61)	28	(508)

Base metals
Nickel and other products	4,693	(3,393)	(154)	(103)	(411)	—	632
Copper	1,470	(903)	(32)	(8)	(1)	—	526
Other base metals products	—	—	230	—	—	—	230
	6,163	(4,296)	44	(111)	(412)	—	1,388

Others	133	(139)	(160)	(134)	—	35	(265)
Total of continuing operations	23,384	(15,515)	(636)	(395)	(642)	318	6,514

Discontinued operations (Fertilizers)	2,225	(1,469)	(37)	(82)	(70)	—	567
Total	25,609	(16,984)	(673)	(477)	(712)	318	7,081

Adjusted EBITDA is reconciled to net income (loss) as follows:

From Continuing operations

	Year ended December 31
	2017	2016	2015
Adjusted EBITDA from continuing operations	15,338	11,972	6,514
Depreciation, depletion and amortization	(3,708)	(3,487)	(3,719)
Dividends received and interest from associates and joint ventures	(406)	(193)	(318)
Impairment and other results on non-current assets	(294)	(1,240)	(8,708)
Operating income (loss)	10,930	7,052	(6,231)
Financial results, net	(3,019)	1,843	(10,654)
Equity results in associates and joint ventures	98	309	(445)
Impairment and other results in associates and joint ventures	(180)	(1,220)	(349)
Income taxes	(1,495)	(2,781)	5,249
Net income (loss) from continuing operations	6,334	5,203	(12,430)
Net income (loss) attributable to noncontrolling interests	21	(8)	(501)
Net income (loss) attributable to Vale’s stockholders	6,313	5,211	(11,929)

From Discontinued operations

	Year ended December 31
	2017	2016	2015
Adjusted EBITDA from discontinued operations	4	209	567
Depreciation, depletion and amortization	(1)	(347)	(310)
Dividends received and interest from associates and joint ventures	(3)	(4)	—
Impairment of non-current assets	(885)	(1,738)	(157)
Operating income (loss)	(885)	(1,880)	100
Financial results, net	(28)	20	(147)
Equity results in associates and joint ventures	(2)	3	6
Income taxes	102	630	(149)
Loss from discontinued operations	(813)	(1,227)	(190)
Net income (loss) attributable to noncontrolling interests	(7)	2	10
Loss attributable to Vale’s stockholders	(806)	(1,229)	(200)

b)        Assets by segment

	Year ended December 31, 2017
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	1,770	1,922	36,103	2,679	1,767
Coal	82	317	1,719	118	297
Base metals	1,009	13	23,603	1,010	1,614
Others	6	1,316	1,946	24	30
Total	2,867	3,568	63,371	3,831	3,708

	Year ended December 31, 2016
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)
Ferrous minerals	1,134	1,808	34,834	3,246	1,618
Coal	126	285	1,907	612	191
Base metals	1,110	12	23,372	1,057	1,658
Others	3	1,591	2,177	36	20
Total	2,373	3,696	62,290	4,951	3,487

(i) Goodwill is allocated mainly in ferrous minerals and base metals segments in the amount of US$2,157 and US$1,953 in December 31, 2017 and US$1,246 and US$1,835 in December 31, 2016, respectively.

(ii) Includes only cash effect.

(iii) Refers to amounts recognized in the income statement.

c)         Investment in associates and joint ventures, intangible and property, plant and equipment by geographic area

	December 31, 2017				December 31, 2016
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,993	6,231	33,782	43,006	3,172	4,720	34,509	42,401
Canada	—	2,118	10,967	13,085	—	2,002	10,267	12,269
Americas, except Brazil and Canada	200	—	427	627	185	—	30	215
Europe	—	—	394	394	—	—	639	639
Indonesia	—	—	2,787	2,787	—	—	2,972	2,972
Asia, except Indonesia	372	—	1,100	1,472	339	—	1,201	1,540
Australia	—	—	45	45	—	—	43	43
New Caledonia	—	—	2,965	2,965	—	—	3,087	3,087
Mozambique	—	143	1,532	1,675	—	149	1,715	1,864
Oman	—	1	868	869	—	—	956	956
Other regions	3	—	11	14	—	—	—	—
Total	3,568	8,493	54,878	66,939	3,696	6,871	55,419	65,986

d)        Net operating revenue by geographic area

	Year ended December 31, 2017
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	593	—	1,009	70	1,672
United States of America	355	—	872	83	1,310
Germany	1,097	—	292	—	1,389
Europe, except Germany	1,721	396	1,985	11	4,113
Middle East/Africa/Oceania	1,768	171	13	—	1,952
Japan	1,927	130	399	—	2,456
China	13,442	—	576	—	14,018
Asia, except Japan and China	1,332	711	1,539	—	3,582
Brazil	2,894	159	186	236	3,475
Net operating revenue	25,129	1,567	6,871	400	33,967

	Year ended December 31, 2016
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	334	20	1,172	—	1,526
United States of America	232	—	749	24	1,005
Germany	1,077	—	302	—	1,379
Europe, except Germany	1,482	218	1,552	17	3,269
Middle East/Africa/Oceania	1,252	95	20	—	1,367
Japan	1,292	121	328	—	1,741
China	11,985	63	699	—	12,747
Asia, except Japan and China	912	305	1,173	—	2,390
Brazil	1,785	17	144	118	2,064
Net operating revenue	20,351	839	6,139	159	27,488

	Year ended December 31, 2015
	Ferrous minerals	Coal	Base metals	Others	Total
Americas, except United States and Brazil	359	18	1,122	—	1,499
United States of America	30	—	804	21	855
Germany	1,042	—	391	—	1,433
Europe, except Germany	1,464	102	1,530	—	3,096
Middle East/Africa/Oceania	1,009	97	84	—	1,190
Japan	1,512	74	373	—	1,959
China	8,400	44	651	—	9,095
Asia, except Japan and China	1,081	169	990	—	2,240
Brazil	1,665	22	218	112	2,017
Net operating revenue	16,562	526	6,163	133	23,384

Accounting policy

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when the services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues can be reliably measured.

Depending on the contract, revenue sales can be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the custumer’s warehouse. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sales price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing. Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sales mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

Commodity price risk — The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price these products can be measured reliably at each period, since the price is quoted on an active market.

As of December 31, 2017, the Company had 33 million tons (2016: 36 million tons) provisionally priced based on iron ore forward prices and 106 thousand tons (2016: 116 thousand tons) provisionally priced based on copper forward prices. The final price of these sales will be determined during the first quarter of 2018. A 10% change in the price of iron ore realized on the provisionally priced sales, all other factors held constant, would increase or reduce net income by US$227. A 10% change in the price of copper realized on the provisionally priced sales, all other factors held constant, would increase or reduce net income by US$86.

4.                            Special events occurred during the year

The special events occurred during the year are those that, in the Company’s judgment, have significant effect on: (i) its operations; and/or (ii) corporate governance structure; and/or (iii) the income statement due to their size and nature. To determine whether an event or transaction should be disclosed as “special events”, the Company considers quantitative and qualitative factors, such as frequency and magnitude.

The special events identified by the Company are as follows:

a)        Vale’s corporate governance restructuring

At the General Extraordinary Shareholders’ Meeting, held on June 27, 2017, shareholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling shareholder). The corporate restructuring was based on (i) conversion of Vale class “A” preferred shares into common shares; (ii) amendment of Vale’s by-laws, so as to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

The transaction was concluded on November 21, 2017 and the restructuring was approved at the General Extraordinary Shareholder’s Meeting on December 21, 2017. Further details are disclosed in note 29.

b)        Events with significant effect on the income statement

	Year ended December 31
	2017	2016	2015
Nacala Logistic Corridor	458	—	—
Samarco Provision	(180)	(1,109)	—
Impairment of non-current assets - Fertilizers business	(885)	(1,738)	—
Impairment of non-current assets and onerous contracts	(271)	(1,174)	(8,769)
Gold stream transaction	—	150	230
Deferred income tax in foreign jurisdiction	—	—	2,952
Total	(878)	(3,871)	(5,587)

Nacala Logistic Corridor — In March 2017, the Company concluded the transaction with Mitsui to sell 15% of its stake in Vale Moçambique and 50% of its stake in the Nacala Logistics Corridor and recognized a gain in the income statement of US$458. Further details are disclosed in note 15.

Samarco — In 2017, the Company recognized in the income statement the amount of US$38 (2016: US$1,038 (R$3,733 million)) in respect of the addition to the provision to comply with the reparation and compensation programs related to the dam failure of Samarco Mineração S.A. The Company also expensed an amount of US$142 (2016: US$71) applied by Samarco to funds its working capital requirements. Further details are disclosed in note 21.

Fertilizers — In December 2016, the Company approved the sale of fertilizers assets and the acquisition of a noncontrolling interest in The Mosaic Company (“Mosaic”). The Company assessed the fair value less cost of sell of the fertilizer business segment and an impairment loss of US$1,738 was recognized in the income statement from discontinued operations in the year ended December 31, 2016. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, an impairment loss of US$729 was recognized in the income statement from discontinued operations in December 2017. Additionally, in November 2017, the Company entered into an agreement with Yara International ASA to sell its nitrogen assets located in Cubatão, Brazil and an impairment loss of US$156 was recognized in the income statement from discontinued operations in the year ended December 31, 2017. Further details are disclosed in note 14.

Impairment of non-current assets and onerous contracts — In 2017, the Company placed an underground mine in Sudbury in “care and maintenance” and an impairment of US$133 was recognized in the income statement. In 2016, the Company recognized an impairment loss of US$1,174 mainly by the reduction in the nickel price projections. In 2015, the Company recognized an impairment loss of US$8,769 mainly by: (i) the reduction in estimated future coal prices combined with the increase of logistics costs and (ii) the reduction the recoverable values of the VNL and VNC CGUs. Further details are disclosed in note 19.

Gold stream transaction — In March 2015 and August 2016, a gold transaction with Wheaton Precious Metals Corp. (“WPW”) entered into 2013, was amended to include in each contract an additional 25% of the gold extracted as by-product of the Salobo copper mine. Furthermore, the Company recognized a gain of the result on sale of mineral rights in the amount of US$150 and US$230 in the year ended December 31, 2016 and 2015, respectively, see note 7.

Deferred income tax - In 2015, in the first adoption of the Law 12.973, the Company recognized assets deferred income tax related to accumulated losses of subsidiaries abroad in the amount of US$2,952, see note 8.

5.                           Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Year ended December 31
	2017	2016	2015
Personnel	2,295	2,087	2,092
Materials and services	3,814	3,108	2,954
Fuel oil and gas	1,313	1,233	1,207
Maintenance	3,096	2,747	2,518
Energy	963	694	482
Acquisition of products	543	511	829
Depreciation and depletion	3,484	3,267	3,236
Freight	3,346	2,509	3,496
Others	2,185	1,494	1,937
Total	21,039	17,650	18,751

Cost of goods sold	20,426	17,148	18,233
Cost of services rendered	613	502	518
Total	21,039	17,650	18,751

b)        Selling and administrative expenses

	Year ended December 31
	2017	2016	2015
Personnel	234	209	253
Services	77	72	106
Depreciation and amortization	91	120	131
Travel expenses	8	8	11
Taxes and rents	12	13	16
Others	109	85	95
Total	531	507	612

c)         Others operational expenses (incomes), net

	Year ended December 31
	2017	2016	2015
Provision for litigation	169	137	11
Profit sharing program	149	76	15
Disposals (reversals) of materials and inventories	17	(23)	55
Others	85	77	126
Total	420	267	207

6.                            Financial result

	Year ended December 31
	2017	2016	2015
Financial expenses
Loans and borrowings gross interest	(1,697)	(1,768)	(1,647)
Capitalized loans and borrowing costs	370	653	761
Derivative financial instruments	(533)	(484)	(3,553)
Indexation and exchange rate variation (a)	(2,617)	(2,964)	(13,825)
Participative stockholders’ debentures	(625)	(417)	965
Expenses of REFIS	(397)	(514)	(547)
Others	(924)	(631)	(600)
	(6,423)	(6,125)	(18,446)
Financial income
Short-term investments	176	92	140
Derivative financial instruments	987	1,740	1,076
Indexation and exchange rate variation (b)	1,939	6,058	6,465
Others	302	78	111
	3,404	7,968	7,792
Financial results, net	(3,019)	1,843	(10,654)

Summary of indexation and exchange rate variation
Loans and borrowings	(257)	5,099	(10,460)
Others	(421)	(2,005)	3,100
Net (a) + (b)	(678)	3,094	(7,360)

As from January 1, 2017, the Company applies net investment hedge accounting in foreign operation. Further details are disclosed in note 24.

7.                            Deferred revenue - Gold stream transaction

In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. (“WPM”), and amended in March 2015 and August 2016, to sell 75% of the gold extracted as a by-product of the Salobo copper mine and 70% of the gold extracted as a by-product of Sudbury nickel mines.

The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for WPM gold extraction.

The result on sale of mineral rights from the additional transactions of US$150 and US$230 was recognized in the years ended December 31, 2016 and 2015, respectively, under “Other operating expenses, net”.

Critical accounting estimates and judgments

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follows:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between nickel or copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

8.                            Income taxes

a) Deferred income tax assets and liabilities

	December 31, 2017	December 31, 2016
Taxes losses carryforward	4,471	6,194
Temporary differences:
Employee post retirement obligations	684	620
Provision for litigation	457	215
Timing differences arising on assets	1,268	1,264
Fair value of financial instruments	549	167
Allocated goodwill	(2,433)	(2,247)
Others	(77)	(570)
	448	(551)
Total	4,919	5,643

Assets	6,638	7,343
Liabilities	(1,719)	(1,700)
	4,919	5,643

Changes in deferred tax are as follows:

	Assets	Liabilities	Total
Balance at December 31, 2015	7,904	1,670	6,234
Taxes losses carryforward	(1,391)	—	(1,391)
Timing differences arising on assets	298	—	298
Fair value of financial instruments	(802)	—	(802)
Allocated goodwill	—	(342)	342
Others	(285)	—	(285)
Effect in income statement	(2,180)	(342)	(1,838)
Transfers between asset and liabilities	322	322	—
Translation adjustment	900	36	864
Other comprehensive income	(19)	14	(33)
Effect of discontinued operations
Income tax	627	—	627
Transfer to net assets held for sale	(211)	—	(211)
Balance at December 31, 2016	7,343	1,700	5,643
Taxes losses carryforward	(2,143)	—	(2,143)
Timing differences arising on assets	103	—	103
Fair value of financial instruments	388	—	388
Allocated goodwill	—	(109)	109
Others	897	—	897
Effect in income statement	(755)	(109)	(646)
Transfers between asset and liabilities	40	40	—
Translation adjustment	(24)	75	(99)
Other comprehensive income	(68)	13	(81)
Effect of discontinued operations
Income tax	102	—	102
Balance at December 31, 2017	6,638	1,719	4,919

Law 12.973 - The Brazilian corporate tax law was amended at the end of 2014 and became effective as from fiscal year 2015. The change provided that profits from foreign subsidiaries are taxable in Brazil, on an accrual basis, applying the differential between the nominal local tax rate and the Brazilian tax rates (34%) considering the profit before tax in local GAAP (Generally Accepted Accounting Principles) and local currency. Accordingly, from January 1st, 2015 the results from foreign subsidiaries are recognized on that basis.

In accordance with article 77 of law 12.973, the losses generated by the foreign subsidiaries, before income taxes and the equity results, may be offset against their future profits, subject to certain conditions.

In 2015, in the first adoption, the Company recognized deferred income tax assets related to accumulated losses of subsidiaries abroad in the amount of US$2,952. Based on Company’s projections, the deferred tax assets are expected to be utilized up to 5 years.

The tax loss carryforward does not expire in the Brazilian jurisdiction and the compensation is limited to 30% of the taxable income for the year. For local results taxable in Brazil, there is no restriction to compensated profits from foreign subsidiaries against previously recorded deferred tax assets.

b)        Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Year ended December 31
	2017	2016	2015
Income (loss) before income taxes	7,829	7,984	(17,679)
Income taxes at statutory rates - 34%	(2,662)	(2,715)	6,011
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	728	87	356
Tax incentives	372	344	61
Equity results	35	107	(151)
Unrecognized tax losses of the year	(432)	(708)	(901)
Nondeductible effect of impairment	(43)	(97)	(1,865)
Others	507	201	1,738
Income taxes	(1,495)	(2,781)	5,249

c)         Tax incentives

In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, manganese, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, generally 10 years. Most of our incentives are expected to expire up to 2024. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders’ equity, and cannot be distributed as dividends to stockholders.

In addition to those incentives, 30% of the income tax due based on the tax operating income can be reinvested on the purchase of machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência do Desenvolvimento da Amazonia (“SUDAM”) and the Superintendência do Desenvolvimento do Nordeste (“SUDENE”). The reinvestment is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders.

Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d)        Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at December 31, 2017, the balance of US$5,375 (US$485 as current and US$4,890 as non-current) is due in 130 remaining monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody), while at December 31, 2016, the balance was US$5,419 (US$458 as current and US$4,961 as non-current).

As at December 31, 2017, the SELIC rate was 7,0% per annum (13.75% per annum at December 31, 2016).

Accounting policy

The recognition of income taxes as deferred taxes is based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as taxes losses carryforwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right on the same taxable entity.

The deferred taxes assets arising from taxes losses and temporary differences are not recognized when is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Income taxes are recognized in the income statement, except for items recognized directly in stockholders’ equity. The provision for income tax is calculated individually for each entity of the Company based on Brazilian tax rates, on an accrual basis, by applying the differential between the nominal local tax rates (based on rules enacted in the location of the entity) and the Brazilian tax rate.

Critical accounting estimates and judgments

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future performance, considering economic and financial projections, prepared based on internal assumptions and macroeconomic environment, trade and tax scenarios that may be subject to changes in the future. The assumptions of future profits are based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation and planned capital costs.

9.                            Basic and diluted earnings (loss) per share

As disclosed in note 29, the Company converted its class “A” preferred shares into common shares, without changing the amount of share capital.  Therefore, the weighted average number of shares was restated as if the conversion had occurred at the beginning of the last comparative year presented.

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31
	2017	2016	2015
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	6,313	5,211	(11,929)
Loss from discontinued operations	(806)	(1,229)	(200)
Net income (loss)	5,507	3,982	(12,129)

Thousands of shares (restated)
Weighted average number of shares outstanding — common shares	5,197,432	5,197,432	5,197,432

Basic and diluted earnings (loss) per share from continuing operations (restated):
Common share (US$)	1.21	1.00	(2.30)
Basic and diluted loss per share from discontinued operations (restated):
Common share (US$)	(0.16)	(0.23)	(0.03)
Basic and diluted earnings (loss) per share (restated):
Common share (US$)	1.05	0.77	(2.33)

The Company does not have potential outstanding shares with dilutive effect on the earnings (loss) per share.

10.           Accounts receivable

	December 31, 2017	December 31, 2016
Accounts receivable	2,660	3,723
Impairment of accounts receivable	(60)	(60)
	2,600	3,663

Accounts receivable related to the steel sector - %	82.90%	83.44%

	Year ended December 31
	2017	2016	2015
Impairment of accounts receivable recorded in the income statement	(4)	(5)	11

There is no customer that individually represents over 10% of accounts receivable or revenues.

Accounting policy

Accounts receivable are financial instruments classified in the category loan and receivables and are the total amount due from sale of products and services rendered by the Company. Accounts receivable are initially recognized at fair value and subsequently measured at amortized cost, less provision for impairment of accounts receivable, when applicable.

Commercial credit risk management - For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

11.           Inventories

	December 31, 2017	December 31, 2016
Product inventory	2,219	1,573
Work in progress	648	800
Consumable inventory	1,059	976
Total	3,926	3,349

In 2017, the Company recognized in the income statement a provision in respect of the net realizable value of product inventory, in the amount of US$86 (2016: US$199 and 2015: US$518).

Product inventories by segments are presented in note 3(b).

Accounting policy

Inventories are stated at the lower of cost or the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. At each statement of financial position date, inventories are assessed for impairment and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are included in “Cost of goods sold and services rendered”.

12.                     Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2017	December 31, 2016
Value-added tax	887	724
Brazilian federal contributions	880	1,599
Others	43	29
Total	1,810	2,352

Current	1,172	1,625
Non-current	638	727
Total	1,810	2,352

13.                     Other financial assets and liabilities

	Current		Non-Current
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Other financial assets
Financial investments	18	18	—	—
Loans	—	—	151	180
Derivative financial instruments (note 24)	106	274	453	446
Related parties (note 30)	1,898	—	2,628	—
	2,022	292	3,232	626
Other financial liabilities
Derivative financial instruments (note 24)	104	414	686	1,225
Related parties (note 30)	270	353	975	87
Participative stockholders’ debentures	—	—	1,233	775
	374	767	2,894	2,087

Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real) and are inflation-indexed to the General Market Price Index (“IGP-M”), as set forth in the Issue Deed. The Company paid as remuneration the amount of US$135 and US$84, respectively, for the year ended December 31, 2017 and 2016.

14.                     Non-current assets and liabilities held for sale and discontinued operations

	December 31, 2017	December 31, 2016
	Fertilizers	Fertilizers	Nacala	Shipping assets	Total
Assets
Accounts receivable	90	86	6	—	92
Inventories	460	387	2	—	389
Other current assets	110	107	114	—	221
Investments in associates and joint ventures	83	90	—	—	90
Property, plant and equipment and Intangible	2,149	2,694	4,064	357	7,115
Other non-current assets	695	679	3	—	682
Total assets	3,587	4,043	4,189	357	8,589

Liabilities
Suppliers and contractors	324	280	41	—	321
Other current liabilities	215	192	13	—	205
Other non-current liabilities	640	559	5	—	564
Total liabilities	1,179	1,031	59	—	1,090
Net non-current assets held for sale	2,408	3,012	4,130	357	7,499

a)        Fertilizers (Discontinued operations)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except for the assets located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada. Originally, the agreed amount was US$2,500, of which US$1,250 would be paid in cash and the remaining consideration would be settled with 42.3 million common shares to be issued by Mosaic.

In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, the consideration has changed and the Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s equity after the issuance of these shares (US$877, based on the Mosaic’s quotation at closing date of the transaction).

Fertilizer’s net assets were adjusted to reflect fair value less cost to sell and a loss of US$729 (US$1,738 in 2016) was recognized in the income statement from discontinued operations.

b) Cubatão (part of the fertilizer segment)

In November 2017, the Company entered into an agreement with Yara International ASA (“Yara”) to sell its nitrogen assets located in Cubatão, Brazil. The agreed consideration is US$255 to be paid in cash. The Company expects to complete the transaction by the end of 2018, subject to compliance with usual precedent conditions, including approval by the Brazilian anti-trust authority (“CADE”) and other authorities.

These assets were adjusted to reflect fair value less cost to sell and a loss of US$156 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations of the Fertilizer segment are presented as follows:

	Year ended December 31
	2017	2016	2015
Discontinued operations
Net operating revenue	1,746	1,875	2,225
Cost of goods sold and services rendered	(1,605)	(1,887)	(1,762)
Operating expenses	(141)	(130)	(206)
Impairment of non-current assets	(885)	(1,738)	(157)
Operating income (loss)	(885)	(1,880)	100
Financial Results, net	(28)	20	(147)
Equity results in associates and joint ventures	(2)	3	6
Loss before income taxes	(915)	(1,857)	(41)
Income taxes	102	630	(149)
Loss from discontinued operations	(813)	(1,227)	(190)
Net income (loss) attributable to noncontrolling interests	(7)	2	10
Loss attributable to Vale’s stockholders	(806)	(1,229)	(200)

	Year ended December 31
	2017	2016	2015
Discontinued operations
Cash flow from operating activities
Loss before income taxes	(915)	(1,857)	(41)
Adjustments:
Equity results in associates and joint ventures	2	(3)	(6)
Depreciation, amortization and depletion	1	347	310
Impairment of non-current assets	885	1,738	157
Others	—	(20)	148
Increase (decrease) in assets and liabilities	114	(25)	(9)
Net cash provided by operating activities	87	180	559

Cash flow from investing activities
Additions to property, plant and equipment	(305)	(292)	(257)
Others	—	11	(89)
Net cash used in investing activities	(305)	(281)	(346)

Cash flow from financing activities
Loans and borrowings
Repayments	(34)	(17)	(73)
Net cash used in financing activities	(34)	(17)	(73)
Net cash provided (used) in discontinued operations	(252)	(118)	140

Accounting policy

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for recognition the non-current assets as held for sale are only considered satisfied when the sale is highly probable and the asset (or disposal group of assets) is available for immediate sale in its present condition.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income statement. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The assets and liabilities classified as held for sale are presented separately in the statement of financial position.

The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and are not reclassified in the statement of financial position.

15.       Investments in associates and joint ventures

The material non-consolidated entities of the Company are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Joint ventures
Aliança Geração de Energia S.A.	Brazil	Energy	55.0%	55.0%	45.0%
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	50.0%	50.0%	50.0%
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	50.9%	51.0%	49.1%
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	51.0%	51.1%	49.0%
Companhia Siderúrgica do Pecém (“CSP”)	Brazil	Steel	50.0%	50.0%	50.0%
MRS Logística S.A.	Brazil	Logistics	48.2%	46.8%	51.8%
Nacala Corridor Holding Netherlands B.V.	Netherlands	Coal	50.0%	50.0%	50.0%
Samarco Mineração S.A.	Brazil	Pellets	50.0%	50.0%	50.0%

Direct and indirect associates
Henan Longyu Energy Resources Co., Ltd.	China	Coal	25.0%	25.0%	75.0%
VLI S.A.	Brazil	Logistics	37.6%	37.6%	62.4%

a) Changes during the year

Changes in investments in associates and joint ventures as follows:

	2017			2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	1,437	2,259	3,696	1,323	1,617	2,940
Additions (i)	1	92	93	1	238	239
Disposals	—	—	—	(7)	—	(7)
Translation adjustment	(2)	(28)	(30)	175	338	513
Equity results in income statement	57	41	98	69	240	309
Equity results from discontinued operations	—	—	—	3	—	3
Equity results in statement of comprehensive income	—	(152)	(152)	—	—	—
Dividends declared (ii)	(57)	(226)	(283)	(37)	(165)	(202)
Transfer to held for sale	—	—	—	(90)	—	(90)
Others	5	141	146	—	(9)	(9)
Balance at December 31,	1,441	2,127	3,568	1,437	2,259	3,696

(i) Refers to the Coal and Other segments in the amounts of US$75 and US$18, respectively, on December 31, 2017 and US$187 and US$52, respectively, on December 31, 2016.

(ii) In 2017, the Company received dividends in the amount of US$227, of which US$179 were declared during 2017.

The investments by segments are presented in note 3(b).

b) Acquisitions and divestiture

2017

Nacala Logistic Corridor - In December 2014 and as amended in November 2016, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi. Also, Mitsui committed to acquire 15% participation in the holding entity of Vale Moçambique, which holds the Moatize Coal Project.

In March 2017, the transaction was concluded and Vale received a consideration of US$690. After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) shares control of the Nacala Logistic Corridor structure (Nacala BV), with Mitsui.

As a consequence of sharing control of Nacala BV, the Company:

(i) derecognized the assets and liabilities classified as held for sale in the total amount of US$4,144, from which US$4,063 refers to property, plant and equipment and intangibles;

(ii) derecognized US$14 related to cash and cash equivalents;

(iii) recognized a gain of US$447 in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received;

(iv) reclassified the gain related to the cumulative translation adjustments on to income statements in the amount of US$11;

The result of the transaction regarding the assets from Nacala’s logistic corridor was recognized in the income statement as “Impairment and other results on non-current assets”.

The results of the transaction with the coal holding entity was recognized in “Results from operation with noncontrolling interest” in the amount of US$105, directly in Stockholders’ Equity.

The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of US$435 and “Transactions with noncontrolling stockholders” in the amount of US$255.

After the conclusion of the transaction, Vale has outstanding loan balances with Nacala BV and Pangea Emirates Ltd due to the deconsolidation of Nacala Logistic Corridor, the balances as at December 31, 2017 are disclosed in note 30(b). In November 2017, Nacala B. V. signed financing contracts in the form of a project finance in order to receive US$2.7 billion contracted that will be used to settle a portion of the loan with the Company. The receipt of the proceeds is subject to precedent conditions for a project finance.

2016

Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) — In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a non-significant amount. The transaction resulted in a loss of US$75 due to recycling the “Cumulative translation adjustments” recognized in the income statement as “Impairment and others results in associates and joint ventures”.

2015

Energy generation assets - In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to incorporate two joint ventures, Aliança Norte Participações S.A. and Aliança Geração de Energia S.A and exchange of assets and shares. The transaction was completed in the first quarter of 2015, in which Vale received cash proceeds of US$97 and recognized a gain of US$18 as “Impairment and others results in associates and joint ventures” and a gain of US$193 as “Impairment and others results of non-current assets”.

Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) - In 2015, the Company completed the sale 100% of its interest at Yankuang, a producer of coking coal, methanol and other products. In this transaction, Vale recognized a gain of US$79 as “Impairment and others results in associates and joint ventures”.

Investments in associates and joint ventures (continued)

			Investments in associates and
			joint ventures		Equity results in the income statement			Dividends received
			December 31,	December 31,	Year ended December 31			Year ended December 31
Associates and joint ventures	% ownership	% voting capital	2017	2016	2017	2016	2015	2017	2016	2015
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	26	26	7	9	—	1	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	89	68	50	17	25	19	26	19
Companhia Hispano-Brasileira de Pelotização	50.89	51.00	82	59	41	15	14	16	27	16
Companhia Ítalo-Brasileira de Pelotização	50.90	51.00	80	69	40	16	21	17	9	14
Companhia Nipo-Brasileira de Pelotização	51.00	51.11	137	108	93	29	46	29	41	30
MRS Logística S.A.	48.16	46.75	517	488	69	57	43	29	10	22
Samarco Mineração S.A.	50.00	50.00	—	—	—	—	(167)	—	—	146
VLI S.A.	37.60	37.60	968	969	29	36	46	19	—	8
Zhuhai YPM Pellet Co.	25.00	25.00	23	21	—	—	—	—	—	—
Others			—	—	—	—	(2)	—	—	—
			1,922	1,808	329	179	26	130	113	255
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	317	285	20	(4)	(3)	—	—	28
			317	285	20	(4)	(3)	—	—	28
Base metals
Korea Nickel Corp.	25.00	25.00	13	12	1	(1)	(3)	—	4	—
Teal Minerals Inc.	50.00	50.00	—	—	—	(3)	(129)	—	—	—
			13	12	1	(4)	(132)	—	4	—
Others
Aliança Geração de Energia S.A.	55.00	55.00	571	582	27	46	50	29	39	30
Aliança Norte Energia Participações S.A.	51.00	51.00	160	148	(2)	(6)	1	—	—	—
California Steel Industries, Inc.	50.00	50.00	200	185	42	33	(27)	27	4	—
Companhia Siderúrgica do Pecém	50.00	50.00	262	527	(264)	25	(307)	—	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	101	129	13	48	40	41	32	3
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	—	—	(80)	—	—	—
Others			22	20	(68)	(8)	(13)	—	1	2
			1,316	1,591	(252)	138	(336)	97	76	35
Total			3,568	3,696	98	309	(445)	227	193	318

c) Summarized financial information

The summarized financial information about relevant associates and joint-ventures for the Company are as follows:

	December 31, 2017
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	137	759	760	309	1,072	738
Non-current assets	1,200	3,712	310	2,063	422	4,170
Total assets	1,337	4,471	1,070	2,372	1,494	4,908

Current liabilities	86	1,060	301	454	226	537
Non-current liabilities	213	2,887	5	844	—	1,799
Total liabilities	299	3,947	306	1,298	226	2,336
Stockholders’equity	1,038	524	764	1,074	1,268	2,574

Net income (loss)	49	(528)	442	143	79	77

	December 31, 2016
	Joint ventures				Associates
	Aliança Geração de Energia	CSP	Pelletizing (i)	MRS Logística	Henan Longyu	VLI S.A.
Current assets	115	743	392	233	903	389
Non-current assets	1,208	3,809	318	2,091	456	4,169
Total assets	1,323	4,552	710	2,324	1,359	4,558

Current liabilities	165	664	109	433	200	677
Non-current liabilities	100	2,835	3	877	19	1,304
Total liabilities	265	3,499	112	1,310	219	1,981
Stockholders’equity	1,058	1,053	598	1,014	1,140	2,577

Net income (loss)	84	49	152	118	(17)	95

(i) Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

The stand-alone financial information may differ from the financial information reported herein, since they may be adjusted, when necessary to Vale’s accounting policies including eventual goodwill, provisional price adjustment, etc.

Accounting policy

Joint arrangements investments - Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. The Company does not have material joint operations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company’s investment in joint ventures includes the goodwill identified in the acquisition, net of any accumulated impairment loss.

The Company’s interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company’s reserves. When the Company’s interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management have concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of the entity. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

16.                     Noncontrolling interest

a) Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follows:

	December 31, 2017
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others (ii)	Total
Current assets	408	394	251	381	78	—
Non-current assets	3,041	1,586	2,046	1,653	436	—
Related parties - Stockholders	591	147	115	253	6	—
Total assets	4,040	2,127	2,412	2,287	520	—

Current liabilities	170	128	142	128	36	—
Non-current liabilities	288	237	202	32	97	—
Related parties - Stockholders	226	3	1,318	8,232	9	—
Total liabilities	684	368	1,682	8,392	142	—

Stockholders’ equity	3,356	1,759	730	(6,105)	380	—
Equity attributable to noncontrolling interests	1,342	735	37	(1,101)	228	73	1,314

Net income (loss)	434	(15)	(572)	(659)	(11)	—
Net income (loss) attributable to noncontrolling interests	174	(6)	(28)	(104)	(6)	(16)	14

Dividends paid to noncontrolling interests	113	—	—	—	—	13	—

(i) Discontinued operations

(ii) Dividends paid to noncontrolling interests relates to Vale Oman Pelletizing

	December 31, 2016
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others	Total
Current assets	32	444	383	386	94	—
Non-current assets	3,182	1,668	2,101	1,796	429	—
Related parties - Stockholders	551	132	79	358	13	—
Total assets	3,765	2,244	2,563	2,540	536	—

Current liabilities	106	139	124	95	35	—
Non-current liabilities	198	261	177	29	99	—
Related parties - Stockholders	37	6	1,055	7,861	11	—
Total liabilities	341	406	1,356	7,985	145	—

Stockholders’ equity	3,424	1,838	1,207	(5,445)	391	—
Equity attributable to noncontrolling interests	1,406	741	40	(272)	235	(168)	1,982

Net income (loss)	400	2	(807)	(541)	3	—	—
Net income (loss) attributable to noncontrolling interests	165	1	(40)	(27)	2	(107)	(6)

Dividends paid to noncontrolling interests	262	—	—	—	28	—	—

	December 31, 2015
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others	Total
Net income (loss)	250	36	(1,916)	(3,766)	16	—	—
Net income (loss) attributable to noncontrolling interests	66	15	(373)	(188)	10	(21)	(491)

Dividends paid to noncontrolling interests	—	—	—	—	40	—	—

(i) Discontinued operation

The stand-alone financial information may differ from the financial information reported herein, since they may be adjusted, when necessary to Vale’s accounting policies including eventual goodwill, provisional price adjustment, etc.

b) Acquisitions and divestments

In March 2017, the Company concluded the transaction with Mitsui to sell 15% of its stake in Vale Moçambique and 50% of its stake in the Nacala Logistics Corridor. After the completion of the transaction, the Company holds 81% of Vale Moçambique and shares control of the Nacala Logistic Corridor with Mitsui. Further details are disclosed in note 15.

17.                               Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2015	2,956	1,814	207	347	5,324
Additions	—	1,100	1	13	1,114
Disposals	—	(12)	—	—	(12)
Amortization	—	(248)	(2)	(153)	(403)
Impairment of discontinued operations (note 14)	(30)	—	—	—	(30)
Translation adjustment	188	570	9	61	828
Transfers	—	77	(68)	74	83
Effect of discontinued operations
Transfer to net assets held for sale	(33)	—	—	—	(33)
Balance at December 31, 2016	3,081	3,301	147	342	6,871
Cost	3,081	4,467	222	1,570	9,340
Accumulated amortization	—	(1,166)	(75)	(1,228)	(2,469)
Balance at December 31, 2016	3,081	3,301	147	342	6,871
Additions	—	980	—	26	1,006
Disposals	—	(9)	—	—	(9)
Amortization	—	(209)	(2)	(142)	(353)
Translation adjustment	65	(79)	7	3	(4)
Merger of Valepar (note 29)	964	—	—	—	964
Transfers	—	18	—	—	18
Balance at December 31, 2017	4,110	4,002	152	229	8,493
Cost	4,110	5,075	241	1,554	10,980
Accumulated amortization	—	(1,073)	(89)	(1,325)	(2,487)
Balance at December 31, 2017	4,110	4,002	152	229	8,493

a) Goodwill - The goodwill arose from the acquisition of iron ore and nickel businesses. In 2017, the goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. As the fundamentals are still valid on the date of the merger of Valepar by Vale, the goodwill was fully recognized. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assess periodically the recoverable amount of the goodwill.

b) Concessions - The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

c) Right of use - Refers to intangible identified in the business combination of Vale Canada Limited (“Vale Canada”) and to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September of 2046.

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Concessions	3 to 50 years
Right of use	22 to 31 years
Software	5 years

18.                     Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102
Additions (i)	—	—	—	—	—	—	5,240	5,240
Disposals	(1)	(8)	(9)	(19)	(125)	(384)	(20)	(566)
Assets retirement obligation	—	—	—	—	311	—	—	311
Depreciation, amortization and depletion	—	(517)	(705)	(906)	(795)	(631)	—	(3,554)
Transfers to non-current assets held for sale	—	—	—	—	—	(497)	—	(497)
Impairment (note 19)	(1)	(448)	(175)	(110)	(165)	(88)	70	(917)
Impairment of discontinued operations (note 14)	(53)	—	(65)	—	(1,590)	—	—	(1,708)
Translation adjustment	111	702	960	639	748	861	1,731	5,752
Transfers	26	2,177	1,253	978	230	1,110	(5,857)	(83)
Effect of discontinued operations
Transfer to net assets held for sale	(124)	(333)	(80)	(1,095)	(538)	(62)	(429)	(2,661)
Balance at December 31, 2016	724	10,674	9,471	6,794	8,380	7,515	11,861	55,419
Cost	724	16,678	15,664	11,953	16,066	11,319	11,861	84,265
Accumulated depreciation	—	(6,004)	(6,193)	(5,159)	(7,686)	(3,804)	—	(28,846)
Balance at December 31, 2016	724	10,674	9,471	6,794	8,380	7,515	11,861	55,419
Additions (i)	—	—	—	—	—	—	3,392	3,392
Disposals	—	(11)	(57)	(67)	(138)	(212)	(151)	(636)
Assets retirement obligation	—	—	—	—	425	—	—	425
Depreciation, amortization and depletion	—	(587)	(736)	(814)	(618)	(754)	—	(3,509)
Impairment (note 19)	(20)	—	—	(34)	(131)	—	(86)	(271)
Translation adjustment	79	(122)	(105)	(83)	222	47	38	76
Transfers	(65)	2,146	3,213	1,097	929	1,597	(8,935)	(18)
Balance at December 31, 2017	718	12,100	11,786	6,893	9,069	8,193	6,119	54,878
Cost	718	19,163	18,292	12,840	17,471	12,461	6,119	87,064
Accumulated depreciation	—	(7,063)	(6,506)	(5,947)	(8,402)	(4,268)	—	(32,186)
Balance at December 31, 2017	718	12,100	11,786	6,893	9,069	8,193	6,119	54,878

(i) Includes capitalized borrowing costs.

a) Disposals of assets

In June 2016, Vale approved a plan to dispose of its fleet of eleven ships. As consequence, these assets were reclassified to non-current assets held for sale and a loss of US$66 was recognized in the income statement as “Impairment and other results on non-current assets”. In the year ended December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers (“VLOC’s”) and four Capesize vessels for US$409.

In the year ended December 31, 2017, the Company concluded the sale of four VLOC’s and two Floating Transfer Stations in the amount of US$391. The Company recognized a loss of US$133 in the income statement as “Impairment and other results on non-current assets”.

Additionally, in 2017, the Company recognized a loss of US$348 in the income statement as “Impairment and other results on non-current assets” due to non-viable projects and operating assets written off through sale or obsolescence.

Accounting policy

Property, plant and equipment is recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	15 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

a) Mineral reserves

Critical accounting estimates and judgments

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

b) Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in the same basis adopted for the cash generating unit of which it belongs.

19.       Impairment and onerous contracts

The impairment losses (reversals) recognized in the year are presented below:

		Income statement
		Impairment (reversals)
Segments by class of assets	Assets or cash-generating unit	2017	2016	2015
Property, plant and equipment and intangible
Iron ore	North system	—	(160)	55
Coal	Australia	—	27	635
Base metals — nickel	Stobie	133	—	—
Base metals — nickel	Newfoundland (VNL)	—	631	3,460
Base metals — nickel	Nouvelle Caledonie (VNC)	—	284	1,462
Base metals — nickel	Onça Puma	—	—	(252)
Coal	Mozambique	—	—	2,403
Iron ore	Midwest system	—	—	522
Several segments	Other assets	138	135	127
Impairment of non-current assets		271	917	8,412

Onerous contracts		—	257	357
Impairment of non-current assets and onerous contracts		271	1,174	8,769

Investments in associates and joint ventures
Iron ore	Samarco Mineração S.A.	—	—	132
Base metals - Copper	Teal Minerals Inc.		—	314
Impairment of investments in associates and joint ventures		—	—	446

a)   Impairment of non-financial assets

The Company has carried out an impairment test for the assets that a triggering event was identified. The recoverable amount is assessed by reference to the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”).

The recoverable amount of each Cash Generating Units (“CGU”) under the impairment testing was assessed using FVLCD model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy.

The cash flows were discounted using a post-tax discount rate ranging from 6% to 9%, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Iron ore and pellets - During 2017, the Company did not identify any changes in the circumstances or indicators that would require reassessment of the carrying amount of the iron ore and pellets CGUs.

Of the total goodwill (note 17), US$2,157 is allocated to the group of ferrous mineral CGUs. The impairment analysis based on FVLCD model demonstrates that there were no impairment loss in relation to the individual CGUs or goodwill.

In 2016, based on the market circumstances, the Company decided to resume Norte’s system pelletizing plant, based on the studies carried out by management that demonstrates its economic feasibility. Accordingly, the Company reversed the full impairments of US$160 recorded in 2013 and 2015.

In 2015, the Company recognized an impairment loss of US$522 due to lack of competitiveness in the Midwest system because of the complex logistic system associated with the decline in iron ore prices. Accordingly, long-lived assets were fully impaired.

Coal - Based on the 2017 impairment triggering assessment, the Company has identified trigger of impairment in the Mozambique CGU, driven by a reduction in the proven and probable reserves due to a geological revision undertaken by Management in the last quarter of 2017. However, coal price projections have increased, triggering a discussion around impairment reversal review. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment previously recognized.

In 2016, the future mining plans of the coal assets in Australia were revised and an impairment loss of US$27 was recognized in the income statement (US$635 in 2015).

In 2015, due to a reduction in the estimated future coal prices, at that point in time, associated with an increase in the logistics costs, the Company recognized an impairment loss of US$2,403 in relation to the coal asset in Mozambique.

Nickel - Based on the 2017 impairment trigger assessment, the Company has identified impairment indicators in the nickel CGUs, driven by a decrease in the nickel long-term price projections. The Company carried out an impairment test based on FVLCD model and concluded that there were no changes in the impairment previously recognized.

Except for an underground mine in Sudbury that was affected by seismic activities and the cost to repair the asset is deemed not recoverable in the current market conditions. Therefore, the Company has placed this asset on “care and maintenance” and an impairment of US$133 was recognized in the income statement.

Of the total goodwill (note 17), US$1,953 is allocated to the group of nickel CGUs. The impairment analysis based on FVLCD model demonstrates that there were no impairment loss in relation to the individual CGUs or goodwill.

In 2016, the decrease in long term nickel price projections, that significantly reduced the recoverable amounts of the VNL and VNC CGUs, associated with significant capital investments in new processing facilities in recent years, resulted in impairment losses of US$631 and US$284 (2015 - US$3,460 and US$1,462), respectively.

b)   Onerous contract

In 2016, the Company recognized a provision of US$257 (US$357 in 2015) for the costs in respect of certain long-term contracts in the Midwest system for fluvial transportation and port structure, with minimum guaranteed volume.

c)   Impairment of investments in associates and joint ventures

In 2015, the Company recognized an impairment of US$132 in its investment in Samarco (note 21) and US$314 in Teal Minerals Inc. (“Teal”).Teal recognized an impairment of property, plant and equipment due to the revision of future mining plans and the decrease of the copper price.

Accounting policy

Impairment of non-Financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units (CGUs)). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

Critical accounting estimates and judgments

The Company determines its cash flows based on the budgets approved by management, which require the use of the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit. These assumptions are subject to risk and uncertainty. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the recoverable amount of the assets.

20.       Loans, borrowings, cash and cash equivalents and financial investments

a)    Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	December 31, 2017	December 31, 2016
Debt contracts in the international markets	17,288	21,130
Debt contracts in Brazil	5,201	8,192
Total of loans and borrowings	22,489	29,322

(-) Cash and cash equivalents	4,328	4,262
(-) Financial investments	18	18
Net debt	18,143	25,042

b)   Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being US$1,790 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), US$2,395 denominated in US$, mainly time deposits and US$143 denominated in other currencies.

c)   Loans and borrowings

i)    Total debt

	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	310	234	2,764	5,489
EUR	—	—	240	211
Fixed rates in:
US$	—	—	12,588	13,083
EUR	—	—	900	1,583
Other currencies	17	17	206	209
Accrued charges	263	304	—	—
	590	555	16,698	20,575
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	447	402	3,195	5,621
Basket of currencies and US$ indexed to LIBOR	339	343	708	1,217
Fixed rates in:
R$	68	66	173	216
Accrued charges	259	294	12	33
	1,113	1,105	4,088	7,087
	1,703	1,660	20,786	27,662

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Principal
	Bank loans	Capital markets	Development agencies	Total	Estimated future interest payments (i)
2018	161	—	1,020	1,181	1,245
2019	849	—	901	1,750	1,149
2020	983	831	761	2,575	1,090
2021	574	1,353	696	2,623	945
Between 2022 and 2025	503	3,529	950	4,982	2,727
2026 onwards	87	8,585	172	8,844	5,929
	3,157	14,298	4,500	21,955	13,085

(i) Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at December 31, 2017 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At December 31, 2017, the average annual interest rates by currency are as follows:

Loans and borrowings	Average interest rate (i)	Total debt
US$	5.39%	16,940
R$ (ii)	8.14%	4,147
EUR (iii)	3.34%	1,177
Other currencies	3.23%	225
		22,489

(i)   In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2017.

(ii)  R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$2,329 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 1.89% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii) Reconciliation of debt to cash flows arising from financing activities

		Cash flow			Non-cash changes
	December 31, 2016	Additions	Repayments	Interest paid	Transferences	Effect of exchange rate	Interest accretion	December 31, 2017
Loans and borrowings
Current	1,660	—	(8,998)	(1,686)	8,971	59	1,697	1,703
Non-current	27,662	1,976	—	—	(8,971)	119	—	20,786
Total	29,322	1,976	(8,998)	(1,686)	—	178	1,697	22,489

iii) Credit and financing lines

	Contractual		Period of the		Available amount
Type	currency	Date of agreement	agreement	Total amount	December 31, 2017
Credit lines
Revolving credit facilities	US$	May 2015	5 years	3,000	3,000
Revolving credit facilities	US$	June 2017	5 years	2,000	2,000
Financing lines
BNDES - CLN 150	R$	September 2012	10 years	1,174	6
BNDES - S11D e S11D Logística	R$	May 2014	10 years	1,863	307

In June 2017, the Company signed a US$2,000 revolving credit facility, which will be available for five years, to replace the US$2,000 line that was signed in 2013, which was cancelled. At December 31, 2017, the total available amount in revolving credit facilities remains at US$5,000.

Liquidity risk - The revolving credit facilities available today were acquired from a syndicate of several global commercial banks. To mitigate such risk, Vale has a revolving credit facilities to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction.

iv) Funding

In February 2017, the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling US$1,000.  The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes were consolidated with, and formed a single series with, Vale Overseas’s US$1,000 6.250% notes due 2026 issued on August, 2016. Vale applied the net proceeds from the offering to the early redemption of Vale’s €750 notes (due in March 2018).

In September 2017, the Company redeemed all of its 5.625% guaranteed notes due 2019 issued through Vale Overseas Limited totaling US$1,000. Additionally, the Company conducted a Tender Offer for the outstanding 4.625% guaranteed notes due 2020 issued by its subsidiary Vale Overseas Limited. The total principal amount of 2020 Notes accepted for purchase pursuant to the Tender Offer was US$501 from a total of US$1,000.

v) Guarantees

As at December 31, 2017 and 2016, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$275 and US$472, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2017 and 2016.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 22%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

21.       Liabilities related to associates and joint ventures

In March 2016 Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), entered into an Agreement (“Framework Agreement”) with the Brazilian federal government, the two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit related to the Samarco dam failure (Note 27), in order to implement the programs for remediation and compensation of the areas and communities affected.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been satisfied.

Under the Framework Agreement, Samarco, Vale S.A. and BHPB have established a foundation (“Fundação Renova” or “Foundation”) to develop and implement social and economic remediation and compensation, to be funded by Samarco. To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco’s operations.

Due to the uncertainties regarding Samarco’s future cash flow, Vale S.A. maintains a provision for the obligation to comply with the reparation and compensation programs under the Framework Agreement (pro rata to its proportional equity interest in Samarco). The movements in the provisions are as follows:

	2017	2016
Balance at January 1st,	1,077	—
Additions / Provision recognized	38	1,163
Payments	(294)	(139)
Interest accretion	182	72
Translation adjustment	(7)	(19)
Balance at December 31,	996	1,077

Current liabilities	326	292
Non-current liabilities	670	785
Liabilities	996	1,077

In addition to the provision above, Vale S.A. made available in the year ended December 31, 2017 the amount of US$142, which was fully used to fund Samarco’s working capital and was recognized in Vale´s income statement as “Impairment and other results in associates and joint ventures”. Vale S.A intends to make available until the first half of 2018 up to US$48 to Samarco to support its working capital requirements, without any binding obligation to Samarco in this regard. Such amounts will be released by the shareholders, simultaneously and pursuant to the same terms and conditions, subject to the fulfillment of certain milestones.

The summarized financial information of Samarco are as follows:

	December 31, 2017	December 31, 2016
Current assets	66	164
Non-current assets	6,016	5,978
Total assets	6,082	6,142

Current liabilities	5,481	4,851
Non-current liabilities	3,636	3,415
Total liabilities	9,117	8,266
Negative reserves	(3,035)	(2,124)

Loss	(930)	(965)

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Therefore, Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves.

The contingencies related to the Samarco dam failure are disclosed in note 27.

Critical accounting estimates and judgments

The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates in the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.  At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected cash flows and will adjust the provision, if required.

22.       Financial instruments classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	December 31, 2017			December 31, 2016
	Loans and receivables or amortized cost	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Financial assets
Current
Cash and cash equivalents	4,328	—	4,328	4,262	—	4,262
Financial investments	18	—	18	18	—	18
Derivative financial instruments	—	106	106	—	274	274
Accounts receivable	2,600	—	2,600	3,663	—	3,663
Related parties	1,898	—	1,898	—	—	—
	8,844	106	8,950	7,943	274	8,217
Non-current
Derivative financial instruments	—	453	453	—	446	446
Loans	151	—	151	180	—	180
Related parties	2,628	—	2,628	—	—	—
	2,779	453	3,232	180	446	626
Total of financial assets	11,623	559	12,182	8,123	720	8,843

Financial liabilities
Current
Suppliers and contractors	4,041	—	4,041	3,630	—	3,630
Derivative financial instruments	—	104	104	—	414	414
Loans and borrowings	1,703	—	1,703	1,660	—	1,660
Related parties	270	—	270	353	—	353
	6,014	104	6,118	5,643	414	6,057
Non-current
Derivative financial instruments	—	686	686	—	1,225	1,225
Loans and borrowings	20,786	—	20,786	27,662	—	27,662
Related parties	975	—	975	87	—	87
Participative stockholders’ debentures	—	1,233	1,233	—	775	775
	21,761	1,919	23,680	27,749	2,000	29,749
Total of financial liabilities	27,775	2,023	29,798	33,392	2,414	35,806

The classification of financial assets and liabilities by currencies are as follows:

	December 31, 2017
	R$	US$	CAD	EUR	Others currencies	Total
Financial assets
Current
Cash and cash equivalents	1,790	2,395	48	11	84	4,328
Financial investments	1	17	—	—	—	18
Derivative financial instruments	60	46	—	—	—	106
Accounts receivable	246	2,334	6	—	14	2,600
Related parties	—	1,898	—	—	—	1,898
	2,097	6,690	54	11	98	8,950
Non-current
Derivative financial instruments	384	69	—	—	—	453
Loans	5	146	—	—	—	151
Related parties	—	2,628	—	—	—	2,628
	389	2,843	—	—	—	3,232
Total of financial assets	2,486	9,533	54	11	98	12,182

Financial liabilities
Current
Suppliers and contractors	2,464	1,108	386	49	34	4,041
Derivative financial instruments	95	9	—	—	—	104
Loans and borrowings	768	880	18	37	—	1,703
Related parties	—	270	—	—	—	270
	3,327	2,267	404	86	34	6,118
Non-current
Derivative financial instruments	638	48				686
Loans and borrowings	3,379	16,060	207	1,140	—	20,786
Related parties	78	897	—	—	—	975
Participative stockholders’ debentures	1,233	—	—	—	—	1,233
	5,328	17,005	207	1,140	—	23,680
Total of financial liabilities	8,655	19,272	611	1,226	34	29,798

	December 31, 2016
	R$	US$	CAD	EUR	Others currencies	Total
Financial assets
Current
Cash and cash equivalents	961	2,899	45	56	301	4,262
Financial investments	1	17	—	—	—	18
Derivative financial instruments	104	170	—	—	—	274
Accounts receivable	337	3,310	—	1	15	3,663
	1,403	6,396	45	57	316	8,217
Non-current
Derivative financial instruments	400	46	—	—	—	446
Loans	35	96	49	—	—	180
	435	142	49	—	—	626
Total of financial assets	1,838	6,538	94	57	316	8,843

Financial liabilities
Current
Suppliers and contractors	1,897	948	612	96	77	3,630
Derivative financial instruments	317	97	—	—	—	414
Loans and borrowings	752	827	17	64	—	1,660
Related parties	—	353	—	—	—	353
	2,966	2,225	629	160	77	6,057
Non-current
Derivative financial instruments	1,052	173	—	—	—	1,225
Loans and borrowings	5,869	19,790	209	1,794	—	27,662
Related parties	87	—	—	—	—	87
Participative stockholders’ debentures	775	—	—	—	—	775
	7,783	19,963	209	1,794	—	29,749
Total of financial liabilities	10,749	22,188	838	1,954	77	35,806

23.       Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a)   Assets and liabilities measured and recognized at fair value:

	December 31, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	289	270	559	405	315	720
Total	289	270	559	405	315	720

Financial liabilities
Derivative financial instruments	581	209	790	1,190	449	1,639
Participative stockholders’ debentures	1,233	—	1,233	775	—	775
Total	1,814	209	2,023	1,965	449	2,414

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 in the year ended December 31, 2017.

The following table presents the changes in Level 3 assets and liabilities for the year ended December 31, 2017:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2016	315	449
Gain recognized in income statement	(45)	(240)
Balance at December 31, 2017	270	209

Methods and techniques of evaluation

i)    Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value for derivatives are within level 3 are measured using discounted cash flows and option model valuation techniques with main unobservable inputs discount rates, stock prices and commodities prices.

Participative stockholders’ debentures - Consist of the debentures issued during the privatization process (note 13), which fair values are measured based on the market approach. Reference prices are available on the secondary market.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management’s estimates is present on note 33 (sensitivity analysis).

b)   Fair value of financial instruments not measured at fair value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of loans and borrowings (net of interest) are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
December 31, 2017
Debt principal	21,955	23,088	14,935	8,153

December 31, 2016
Debt principal	28,691	27,375	13,874	13,501

24.                     Derivative financial instruments

a)   Derivatives effects on statement of financial position

	Assets
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	38	—	132	1
IPCA swap	9	82	7	61
Eurobonds swap	—	27	—	—
Pré-dolar swap	22	32	1	23
	69	141	140	85
Commodities price risk
Nickel	22	3	4	2
Bunker oil	15	—	130	—
	37	3	134	2

Others	—	309	—	359
	—	309	—	359
Total	106	453	274	446

	Liabilities
	December 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	95	410	293	638
IPCA swap		41	20	57
Eurobonds swap	4	—	7	45
Euro Forward	—	—	46	—
Pré-dolar swap	5	24	5	32
	104	475	371	772
Commodities price risk
Nickel	—	—	5	2
Bunker oil	—	—	38	—
	—	—	43	2

Others	—	211	—	451
	—	211	—	451
Total	104	686	414	1,225

b)   Effects of derivatives on the income statement, cash flow and other comprehensive income

	Year ended December 31
	Gain (loss) recognized in the income statement			Financial settlement inflows (outflows)			Gain (loss) recognized in other comprehensive income
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	152	869	(1,172)	(181)	(513)	(330)	—	—	—
IPCA swap	43	78	(61)	(20)	(25)	7	—	—	—
Eurobonds swap	36	(19)	(130)	(39)	(142)	(13)	—	—	—
Euro forward	46	(46)	—	—	—	—	—	—	—
Pré-dolar swap	36	77	(139)	(1)	(90)	(42)	—	—	—
	313	959	(1,502)	(241)	(770)	(378)	—	—	—
Commodities price risk
Nickel	30	(42)	(49)	4	(30)	(62)	—	—	—
Bunker oil	(80)	268	(742)	(3)	(799)	(270)	—	—	—
	(50)	226	(791)	1	(829)	(332)	—	—	—

Others	191	74	(142)	—	—	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	(439)	—	—	(450)	—	—	435
Foreign exchange	—	(3)	(42)	—	(3)	(42)	—	2	17
	—	(3)	(481)	—	(3)	(492)	—	2	452
Total	454	1,256	(2,916)	(240)	(1,602)	(1,202)	—	2	452

During 2015, the Company implemented bunker oil purchase cash flows protection program and recognized as cost of goods sold and services rendered and financial expense the amounts of US$439 and US$2,477, respectively. In 2016, all derivatives impacts were charged to financial results.

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	January 2024
Bunker oil	December 2017
Nickel	December 2019
Others	December 2027

c) Hedge in foreign operations

Implementation of net investment hedge

As at January 1, 2017, Vale S.A., which the functional currency is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) to mitigate part of the foreign exchange risk on financial statements.

At December 31, 2017 the carrying value of the designated debts are US$5,303 and EUR750. The foreign exchange loss of US$144 (US$95, net of taxes), was recognized in the “Cumulative translation adjustments” in stockholders’ equity for the year ended December 31, 2017. This hedge was highly effective throughout the year ended on December 31, 2017.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

At the beginning of the hedge operations, the Company documents the type of hedge, the relationship between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company adopts the hedge accounting procedure and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Cumulative translation adjustments”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within “Cumulative translation adjustments”. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

The Company has performed an assessment of the IFRS 9 - Financial instruments and the expected impacts are detailed in note 2e.

Additional information about derivatives financial instruments

In millions of United States dollars, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on December 31, 2017.

The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2017, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017		December 31, 2016		Index	Average rate	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019	2020+

CDI vs. US$ fixed rate swap							(33)	(121)	13	15	27	(24)	(37)
Receivable	R$	3,540	R$	6,289	CDI	101.33%
Payable	US$	1,104	US$	2,105	Fix	3.20%

TJLP vs. US$ fixed rate swap							(380)	(622)	(191)	37	(80)	(245)	(56)
Receivable	R$	2,982	R$	4,360	TJLP +	1.25%
Payable	US$	1,323	US$	2,030	Fix	1.55%

TJLP vs. US$ floating rate swap							(54)	(55)	(2)	3	(4)	(50)	—
Receivable	R$	216	R$	242	TJLP +	0.88%
Payable	US$	123	US$	140	Libor +	-1.23%

R$ fixed rate vs. US$ fixed rate swap							25	(13)	(1)	27	18	13	(6)
Receivable	R$	1,158	R$	1,031	Fix	8.02%
Payable	US$	385	US$	343	Fix	-0.28%

IPCA vs. US$ fixed rate swap							(35)	(51)	(0)	9	7	(15.5)	(27)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							85	42	(20)	0.4	2	(0)	83
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. In those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017		December 31, 2016		Index	Average rate	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019	2020+

EUR fixed rate vs. US$ fixed rate swap							23	(52)	(7)	6	(4)	(4)	31
Receivable		€500		€500	Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

	Notional			Average	Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by
Flow	December 31, 2017	December 31, 2016	Bought / Sold	rate (USD/EUR)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	year 2018

Forwards	€0	€500	B	1.143	—	(46)	(32)	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented, through zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

The contracts expired in 2017.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought / Sold	Average strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2017

Bunker Oil protection
Call options	—	2,856,000	B	—	—	130	3	—	—
Put options	—	2,856,000	S	—	—	(14)	—	—	—
Total					—	116	3	—	—

As at December 31, 2016, excludes US$24, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

	Notional (ton)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought / Sold	strike (US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2017	2018

Fixed price sales protection
Nickel forwards	9,621	11,615	B	10,253	24	(1)	(2)	4	21	3

Raw material purchase protection
Nickel forwards	292	134	S	11,597	(0.3)	0.1	0.3	0.1	(0.3)	—
Copper forwards	79	441	S	6,941	(0.0)	(0.1)	(0.3)	0.0	(0.0)	—
Total					(0.4)	(0.0)	0.0	0.1	(0.4)	—

c)                            Wheaton Precious Metals Corp. warrants

The company owns warrants of Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought / Sold	strike (US$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2023

Call options	10,000,000	10,000,000	B	44	39	44	—	4	39

d)                           Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

	Notional (quantity)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought / Sold	strike (R$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2027

Conversion options	140,239	140,239	S	8,530	(57)	(72)	—	3	(57)

e)                            Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a stock sale and purchase agreement that has options related to MBR shares. Mainly, the Company has the right to buy back this non-controlling interest in the subsidiary. Moreover, under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares.

	Notional (quantity, in millions)			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Bought / Sold	strike (R$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018+

Options	2,139	2,139	B/S	1.7	251	121	—	12	251

f)                             Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Sold	(US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018

Nickel forwards	2,627	5,626	S	11,729	1	0		1	1
Copper forwards	2,718	3,684	S	6,808	0	2		0	0
Total					1	2	—	1	1

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Sold	(US$/ton)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2018	2019+

Call options	746,667	746,667	S	233	(2)	(2)	—	1	(0)	(2)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)		Bought /	Average strike	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2017	December 31, 2016	Sold	(R$/share)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017	2027

Put option	1,105,070,863	1,105,070,863	S	3.86	(133)	(182)	—	10	(133)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ ratings and market curves please see note 33.

25.          Provisions

	Current liabilities		Non-current liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Payroll, related charges and other remunerations (i)	1,101	725	—	—
Onerous contracts (note 19)	102	101	364	473
Environment Restoration	30	10	79	111
Asset retirement obligations (note 26)	87	47	3,081	2,472
Provisions for litigation (note 27)	—	—	1,473	839
Employee postretirement obligations (note 28)	74	69	2,030	1,853
Provisions	1,394	952	7,027	5,748

(i) Includes profit sharing provision US$780 and US$331 for the year ended December 31, 2017 and 2016, respectively.

26.       Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	December 31, 2017	December 31, 2016
Balance at beginning of the year	2,519	2,474
Interest expense	70	115
Settlements	(60)	(77)
Revisions on cash flows estimates	620	230
Translation adjustment	96	134
Effect of discontinued operations
Transfer to net assets held for sale	(77)	(357)
Balance at end of the year	3,168	2,519

Current	87	47
Non-current	3,081	2,472
	3,168	2,519
Long-term interest rates (per annum)
Brazil	5.34%	5.73%
Canada	0.57%	0.55%
Other regions	0.72% - 6.13%	1.07% - 8.02%

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a long-term risk free discount rate applicable to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets.

The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significant impact the recorded provision. Therefore, the estimated costs for closure of the mining assets is deemed to be a critical accounting estimate. These estimates are annually reviewed.

27.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	269	79	454	20	822
Additions	23	96	243	2	364
Reversals	(37)	(63)	(122)	(5)	(227)
Payments	(53)	(59)	(103)	(5)	(220)
Indexation and interest	9	16	9	(3)	31
Translation adjustment	20	21	89	5	135
Effect of discontinued operations
Net movements of year	—	(1)	8	(1)	6
Transfers to net assets held for sale	(17)	(5)	(44)	(6)	(72)
Balance at December 31, 2016	214	84	534	7	839
Additions	40	53	244	6	343
Reversals	(18)	(36)	(118)	(2)	(174)
Payments	(117)	(3)	(105)	—	(225)
Indexation and interest	10	35	37	(1)	81
Translation adjustment	(10)	(2)	(10)	—	(22)
Merger of Valepar (note 29) (i)	631	—	—	—	631
Balance at December 31, 2017	750	131	582	10	1,473

(i) refers to litigations of PIS/COFINS of interest on capital.

i.            Provisions for labor litigation - Consist of lawsuits filed by employees and service suppliers, related to employment relationships mainly in Brazil. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. Also the social security in Brazil (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b)        Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	December 31, 2017	December 31, 2016
Tax litigation (i)	8,840	7,636
Civil litigation	1,623	1,515
Labor litigation	1,952	2,419
Environmental litigation	2,190	1,882
Total	14,605	13,452

(i) US$193 from merger of Valepar S.A.

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State and ICMS/penalty charges on our own transportation.  The changes reported in the period resulted, mainly, from additions of other periods to the existing proceedings related to PIS, COFINS, ICMS, CFEM; as well as the inclusion of Valepar S.A. proceedings and the application interest and inflation adjustments to the disputed amounts.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)         Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	December 31, 2017	December 31, 2016
Tax litigation (i)	1,201	193
Civil litigation	60	62
Labor litigation	712	691
Environmental litigation	13	16
Total	1,986	962

(i) Includes US$951 related to the merger of Valepar (note 29).

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of US$6.1 billion (R$20.2 billion).

The Framework Agreement signed in March 2016, was ratified by the Federal Regional Court (“TRF”) in May 2016. This ratification was suspended by the Superior Court of Justice (“STJ”) in June 2016 and resulted in the restoration of the public civil claim, and maintained other measures, such as: (a) the prohibition of the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and; (b) the order of the deposit with the court of US$363 (R$1.2 billion) by January 2017, which was provisionally replaced by the guarantees provided for under the agreements with Federal Prosecution Office (“MPF”), as detailed in the item (ii) below.

(ii) Public civil action filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil lawsuit against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by the MPF is US$47 billion (R$155 billion).

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the MPF.

The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), initially expected to occur by June 30, 2017 and extended by April 20, 2018. This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil lawsuits in the amounts of US$6.1 billion (R$20.2 billion) and US$47 billion (R$155 billion), mentioned above, which are actually suspended.

In addition, the First Agreement provides for: (a) the appointment of experts to give support the Federal Prosecutors and paid for by the companies to conduct a diagnosis and monitor the progress of the programs under the Framework Agreement, and (b) holding at public hearings and the engagement of technical assistance to the affected people, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Samarco, Vale S.A. and BHPB has agreed to provide a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to US$665 (R$2.2 billion), of which (i) US$30 (R$100 million) in financial investments; (ii) US$393 (R$1.3 billion) in insurance bonds; and (iii) US$242 (R$800 million) in assets of Samarco. If, by April 20, 2018, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the Court re-institute the order for the deposit of US$363 (R$1.2 billion) in relation to the US$6.1 billion (R$20.2 billion) public civil action and US$2.2 billion (R$7.7 billion) related US$47 billion (R$155 billion), mentioned above, which are actually suspended.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, which decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement and a period for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis.

In addition, the Second Agreement (“Second Agreement”) was signed on January 19, 2017, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to US$60 (R$200 million). The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

Parties are still negotiating an agreement regarding the choice of the expert to perform the socio-economic impact assessment. In this regard, on November 16th, 2017, they signed an addendum to the First Agreement, in which the parties defined matters related to the socio-economic impact assessment, its institutional structure and the respective experts, which, in the period of 90 days from the signing of the addendum, shall present their technical and commercial proposals.

Alongside, the parties, together with the plaintiffs of the US$6.1 billion (R$20.2 billion) public civil lawsuit, the State Prosecutors and the Public Defenders, are conducting the discussions regarding the Final Agreement.

(iii) U.S. Securities class action suits

Related to the Vale´s American Depositary Receipts

Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

This lawsuit is currently ongoing with under discovery the gathering of documents to be provided to the plaintiffs.

Vale S.A. continues to contest the outstanding points related to this lawsuit.

Related to the Samarco bonds

In March 2017, holders of bonds issued by Samarco filed a class action suit in the Federal Court in New York against Samarco, Vale S.A. and BHPB under U.S. federal securities laws demanding for indemnification for alleged violation of U.S. federal securities laws. The plaintiffs allege that false and misleading statements were made or disclosures omitted concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. It is alleged that with the Fundão dam collapse, the securities have dramatically decreased, in order that the investors who have purchased such securities in a misleading way should be compensated, without, however, specifying an amount for the alleged damages or indemnities in this action.

Vale S.A. continues to contest this lawsuit.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

In November 2017 it was published a decision by means of the Federal Lower Court of Ponte Nova established the resume of the criminal lawsuit and determined the beginning of the Discovery phase.

(v) Other lawsuits

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations, governmental entities or public prosecutor seeking personal and property damages.

Given the status of these lawsuits, it is not possible at this time to provide a range of possible outcomes or a reliable estimates of potential exposures for Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

Accounting policy

A provision is recognized when is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable  due to changes in circumstances or when the obligation is settled.

Critical accounting estimates and judgments

By nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential out comes of future events.

28.                               Employee benefits

a) Employee postretirements obligations

In Brazil, the management of the pension plans is responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - Certain Company’s employees are participants of Vale Mais and Valiaprev plans with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2017 and 2016.

Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2017 and 2016 and the contributions made by the Company are not relevant.

Abono complementação benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The abono complementação benefit was overfunded as at December 31, 2017 and 2016.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2017 and 2016.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2017 and 2016.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i.            Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2015	2,474	3,689	1,223
Service costs	10	76	(16)
Interest costs	362	175	66
Benefits paid	(281)	(259)	(61)
Participant contributions	1	—	—
Effect of changes in the actuarial assumptions	271	117	75
Transfer to held for sale	(9)	—	(59)
Translation adjustment	515	124	68
Others	—	123	—
Benefit obligation as at December 31, 2016	3,343	4,045	1,296
Service costs	7	86	30
Interest costs	360	183	67
Benefits paid	(326)	(275)	(65)
Participant contributions	—	(12)	—
Effect of changes in the actuarial assumptions	64	167	11
Translation adjustment	(51)	276	71
Benefit obligation as at December 31, 2017	3,397	4,470	1,410

ii.        Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2015	3,435	3,094	—
Interest income	512	151	—
Employer contributions	42	99	61
Participant contributions	1	—	—
Benefits paid	(281)	(259)	(61)
Return on plan assets (excluding interest income)	281	71	—
Transfer to held for sale	(13)	—	—
Translation adjustment	717	105	—
Others	—	158	—
Fair value of plan assets as at December 31, 2016	4,694	3,419	—
Interest income	513	151	—
Employer contributions	45	65	65
Participant contributions	—	(12)	—
Benefits paid	(326)	(275)	(65)
Return on plan assets (excluding interest income)	(21)	174	—
Translation adjustment	(77)	254	—
Fair value of plan assets as at December 31, 2017	4,828	3,776	—

iii.    Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2017			December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,351	—	—	961	—	—
Interest income	152	—	—	156	—	—
Changes on asset ceiling and onerous liability	(45)	—	—	35	—	—
Translation adjustment	(27)	—	—	201	—	—
Transfer to held for sale	—	—	—	(2)	—	—
Balance at end of the year	1,431	—	—	1,351	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,397)	(401)	(258)	(3,343)	(386)	(227)
Fair value of assets	4,828	239	—	4,694	257	—
Effect of the asset ceiling	(1,431)	—	—	(1,351)	—	—
Liabilities	—	(162)	(258)	—	(129)	(227)

Current liabilities	—	—	(22)	—	—	(18)
Non-current liabilities	—	(162)	(236)	—	(129)	(209)
Liabilities	—	(162)	(258)	—	(129)	(227)

	Foreign plan
	December 31, 2017			December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	—	(4,069)	(1,152)	—	(3,659)	(1,069)
Fair value of assets	—	3,537	—	—	3,162	—
Liabilities	—	(532)	(1,152)	—	(497)	(1,069)

Current liabilities	—	(16)	(36)	—	(16)	(35)
Non-current liabilities	—	(516)	(1,116)	—	(481)	(1,034)
Liabilities	—	(532)	(1,152)	—	(497)	(1,069)

	Total
	December 31, 2017			December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,351	—	—	961	—	—
Interest income	152	—	—	156	—	—
Changes on asset ceiling and onerous liability	(45)	—	—	35	—	—
Translation adjustment	(27)	—	—	201	—	—
Transfer to held for sale	—	—	—	(2)	—	—
Balance at end of the year	1,431	—	—	1,351	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,397)	(4,470)	(1,410)	(3,343)	(4,045)	(1,296)
Fair value of assets	4,828	3,776	—	4,694	3,419	—
Effect of the asset ceiling	(1,431)	—	—	(1,351)	—	—
Liabilities	—	(694)	(1,410)	—	(626)	(1,296)

Current liabilities	—	(16)	(58)	—	(16)	(53)
Non-current liabilities	—	(678)	(1,352)	—	(610)	(1,243)
Liabilities	—	(694)	(1,410)	—	(626)	(1,296)

iv.     Costs recognized in the income statement

	Year ended December 31
	2017			2016			2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	7	86	30	10	76	(16)	20	94	28
Interest on expense on liabilities	360	183	67	362	175	66	359	178	66
Interest income on plan assets	(513)	(151)	—	(512)	(151)	—	(491)	(151)	—
Interest expense on effect of (asset ceiling)/ onerous liability	152	—	—	156	—	—	132	—	—
Total of cost, net	6	118	97	16	100	50	20	121	94

v.         Costs recognized in the statement of comprehensive income

	Year ended December 31
	2017			2016			2015
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(153)	(496)	(160)	(113)	(495)	(95)	(143)	(570)	(132)
Effect of changes actuarial assumptions	(65)	(167)	(27)	(271)	(117)	(75)	184	70	31
Return on plan assets (excluding interest income)	—	167	—	281	71	—	(284)	(8)	—
Change of asset ceiling / costly liabilities (excluding interest income)	47	—	—	(36)	—	—	70	—	—
Others	(3)	—	(14)	—	35	—	—	2	1
	(21)	—	(41)	(26)	(11)	(75)	(30)	64	32
Deferred income tax	7	(3)	12	9	16	17	10	2	(9)
Others comprehensive income	(14)	(3)	(29)	(17)	5	(58)	(20)	66	23
Translation adjustments	4	4	1	(23)	(6)	(7)	49	10	14
Transfers/ disposal	—	(1)	(1)	—	—	—	1	(1)	—
Accumulated other comprehensive income	(163)	(496)	(189)	(153)	(496)	(160)	(113)	(495)	(95)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archived by conducting audits including of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil (“INSS”) benefits, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. In the short term they may not necessarily be realized.

In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2017			December 31, 2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	9.74% - 9.85%	9.84%	9.74% - 9.91%	10.98% - 11.14%	10.98%	10.98% - 11.09%
Nominal average rate to determine expense/ income	9.74% - 9.85%	9.84%	N/A	10.98% - 11.14%	10.98%	N/A
Nominal average rate of salary increase	4.25% - 6.34%	4.25% - 6.34%	N/A	4.85% - 5.95%	6.95%	N/A
Nominal average rate of benefit increase	4.85%	4.85%	N/A	6.00%	6.00%	N/A
Immediate health care cost trend rate	N/A	N/A	7.38%	N/A	N/A	8.00%
Ultimate health care cost trend rate	N/A	N/A	7.38%	N/A	N/A	8.00%
Nominal average rate of price inflation	4.25%	4.25%	4.25%	4.85%	4.85%	4.85%

	Foreign
	December 31, 2017		December 31, 2016
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	3.26%	3.44%	3.84%	3.90%
Nominal average rate to determine expense/ income	3.84%	N/A	4.01%	N/A
Nominal average rate of salary increase	3.27%	N/A	4.05%	N/A
Nominal average rate of benefit increase	N/A	3.00%	N/A	3.00%
Immediate health care cost trend rate	N/A	5.99%	N/A	6.30%
Ultimate health care cost trend rate	N/A	4.56%	N/A	4.50%
Nominal average rate of price inflation	2.10%	2.10%	2.00%	2.00%

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are as follows:

	December 31, 2017
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1% increase
Actuarial liability balance	3,126	3,943	1,232
Assumptions made	10.75%	4.85%	5.61%

Nominal discount rate - 1% reduction
Actuarial liability balance	3,715	5,073	1,620
Assumptions made	8.75%	2.85%	3.61%

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2017 and 2016 includes respectively (i) investments in a portfolio of Vale’s stock and other instruments in the amount of US$37 and US$26 and (ii) Brazilian Federal Government securities in the amount of US$4,617 and US$4,374.

Foreign plan assets as at December 31, 2017 and 2016 includes Canadian Government securities in the amount of US$864 and US$735, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities - Corporate	—	72	—	72	—	117	—	117
Debt securities - Government	2,757	—	—	2,757	2,612	—	—	2,612
Investments funds - Fixed Income	2,515	—	—	2,515	2,411	—	—	2,411
Investments funds - Equity	531	—	—	531	168	—	—	168
International investments	24	—	—	24	12	—	—	12
Structured investments - Private Equity funds	—	—	196	196	217	—	140	357
Structured investments - Real estate funds	—	—	15	15	—	—	10	10
Real estate	—	—	365	365	—	—	370	370
Loans to participants	—	—	224	224	—	—	260	260
Total	5,827	72	800	6,699	5,420	117	780	6,317
Funds not related to risk plans				(1,871)				(1,623)
Fair value of plan assets at end of year				4,828				4,694

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2015	136	6	319	249	710
Return on plan assets	(19)	—	3	33	17
Assets purchases	30	3	2	55	90
Assets sold during the year	(23)	—	(17)	(121)	(161)
Translation adjustment	26	1	63	46	136
Transfer to held for sale	(10)	—	—	(2)	(12)
Balance as at December 31, 2016	140	10	370	260	780
Return on plan assets	37	(2)	4	29	68
Assets purchases	31	8	13	75	127
Assets sold during the year	(8)	—	(17)	(137)	(162)
Translation adjustment	(4)	(1)	(5)	(3)	(13)
Transfer to held for sale	—	—	—	—	—
Balance as at December 31, 2017	196	15	365	224	800

x.         Underfunded pension plans

Assets by category are as follows:

	December 31, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	4	28	—	32	—	24	—	24
Equity securities	1,364	3	—	1,367	1,240	—	—	1,240
Debt securities - Corporate	—	338	—	338	—	10	—	10
Debt securities - Government	141	801	—	942	83	736	—	819
Investments funds - Fixed Income	159	—	—	159	142	307	—	449
Investments funds - Equity	8	392	—	400	92	368	—	460
International investments	—	—	—	—	—	27	—	27
Structured investments - Private Equity funds	97	—	197	294	—	—	187	187
Real estate	—	—	44	44	—	—	24	24
Loans to participants	—	—	5	5	—	—	6	6
Others	—	—	195	195	—	—	173	173
Total	1,773	1,562	441	3,776	1,557	1,472	390	3,419

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2015	98	20	5	159	282
Return on plan assets	15	—	—	9	24
Assets purchases	176	—	—	—	176
Assets sold during the year	(110)	—	—	—	(110)
Translation adjustment	8	4	1	5	18
Balance as at December 31, 2016	187	24	6	173	390
Return on plan assets	8	1	—	10	19
Assets purchases	13	17	—	—	30
Assets sold during the year	(18)	(1)	—	—	(19)
Translation adjustment	7	3	(1)	12	21
Balance as at December 31, 2017	197	44	5	195	441

xi. Disbursement of future cash flow

Vale expects to disburse US$140 in 2018 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2017
	Overfunded pension plans	Underfunded pension plans	Other benefits
2018	97	251	67
2019	102	252	68
2020	108	252	70
2021	82	253	72
2022	117	256	74
2023 and thereafter	641	1,311	397

b)   Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$780, US$331 and US$42 for the years ended on December 31, 2017, 2016 and 2015, respectively.

c)   Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans includes Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee’s retention and stimulating their performance.

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale’s performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2017, 2016 and 2015 the Company recognized in the income statement the amounts of US$65, US$37 and US$29, respectively, related to long term compensation plan.

Accounting policy

Employee benefits

i. Current benefits — wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

ii. Current benefits — profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits — long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv. Non-current benefits — pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

29.                     Stockholders’ equity

a)        Conversion of preferred shares and merger of Valepar S.A.

At the General Extraordinary Stockholders’ Meeting, held on June 27, 2017, approved the voluntary conversion of Vale class “A” preferred share into common shares (“ON”), based on the conversion rate of 0.9342 common shares for each Vale class “A” preferred share.

On August 11, 2017, the voluntary conversion period expired and an aggregate of 1,660,581,830 preferred shares (excluding treasury shares), corresponding to 84.4% of the total outstanding preferred shares, were converted into common shares.

At the Extraordinary Stockholders’ Meeting of Valepar S.A, held on August 14, 2017, stockholders approved the merger of Valepar with and into Vale. Thereafter, Valepar ceases to exist and, as consequence, its stockholders hold direct interests in Vale, through the 1.2065 Vale common shares received for each Valepar share held by them. As a result, Vale issued 173,543,667 new common shares to Valepar’s stockholders, all registered and without par value.

On August 14, 2017, the merger was accounted in Vale’s stockholders’ equity as capital reserve, based on the accounting appraisal report of Valepar’s net assets, amounting US$1,158.

The impacts arising from the merger in the Company’s assets and liabilities are as follows:

August 14, 2017
Current assets	24
Judicial deposits (note 27(c))	951
Intangible (note 17)	964

Current liabilities	20
Provisions for litigation (note 27(a))	631
Taxes payable (note 8)	130

Net assets	1,158

At the Extraordinary Stockholders’ Meeting and at the Special Stockholders’ Meeting, held on October 18, 2017, preferred stockholders approved the conversion of all Class “A” preferred shares into common shares of the Company, in the proportion of 0.9342 common share for each class “A” preferred share. During the period from October 20, 2017 until November 21, 2017, inclusive, the stockholders holding Vale’s Class “A” preferred shares dissenting with regard to the resolution of the Special Meeting, had the right to withdraw from the Company, receiving R$24.26 per share which is the equivalent of Vale stockholders’ equity per share at December 31, 2016. At the end of this period, 10,397 common shares were converted into treasury shares (corresponding to 11,130 preferred shares).

At the Extraordinary Stockholders’ Meeting held on December 21, 2017 approved the migration of the Company to the special listing segment of B3 S.A. (“Novo Mercado”), following the conversion of the class “A” preferred shares into common shares.

The stockholders’ equity corresponds to 5,284,474,770 common shares and 12 preferred shares special class (“PNE” or “Golden shares”), and there were no changes in the amount of share capital.

	Share position before conversion	Conversion of the preferred shares	Issue of new shares	Share position after conversion
Shares outstanding
ON	3,185,653,000	1,838,235,414	173,543,667	5,197,432,081
PNA/PNE	1,967,721,926	(1,967,721,914)	—	12
	5,153,374,926	(129,486,500)	173,543,667	5,197,432,093
Shares in treasury
ON	31,535,402	55,507,287	—	87,042,689
PNA	59,405,792	(59,405,792)	—	—
Total issued shares	5,244,316,120	(133,385,005)	173,543,667	5,284,474,782

The basic and diluted earnings per share were recalculated considering the changes in the number of shares, as described above. The comparative information for the years ended December 31, 2016 and 2015 were restated, as presented in note 9.

b)   Share capital

As at December 31, 2017, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	December 31, 2017			December 31, 2016
	ON	PNE	Total	ON	PNA	Total
Stockholders
Litel Participações S.A. and Litela Participações S.A.	1,108,483,410	—	1,108,483,410	—	—	—
BNDES Participações S.A.	401,457,757	—	401,457,757	206,378,882	66,185,272	272,564,154
Bradespar S.A.	332,965,266	—	332,965,266	—	—	—
Mitsui & Co., Ltd	286,347,055	—	286,347,055	—	—	—
Valepar S.A.	—	—	—	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12	—	12	12
Foreign investors - ADRs	1,292,115,112	—	1,292,115,112	786,067,634	610,880,671	1,396,948,305
Foreign institutional investors in local market	1,129,164,954	—	1,129,164,954	262,868,264	825,753,408	1,088,621,672
FMP - FGTS	62,061,672	—	62,061,672	70,662,746	—	70,662,746
PIBB - Fund	2,632,618	—	2,632,618	741,730	1,171,101	1,912,831
Institutional investors	277,003,730	—	277,003,730	104,510,549	133,496,260	238,006,809
Retail investors in Brazil	305,200,507	—	305,200,507	37,988,150	309,895,202	347,883,352
Shares outstanding	5,197,432,081	12	5,197,432,093	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	87,042,689	—	87,042,689	31,535,402	59,405,792	90,941,194
Total issued shares	5,284,474,770	12	5,284,474,782	3,217,188,402	2,027,127,718	5,244,316,120

Share capital per class of shares (in millions)	61,614	—	61,614	38,525	23,089	61,614

Total authorized shares	7,000,000,000	—	7,000,000,000	3,600,000,000	7,200,000,000	10,800,000,000

The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

The Company repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of shares. Currently, the Company does not have any share repurchase program.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

c)   Remuneration to the Company’s stockholders

The Company’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after appropriations to legal reserve and tax incentive reserve, as follows:

2017
Net income of the year	5,507
Appropriation to legal reserve	(275)
Appropriation to tax incentive reserve	(216)
Net income after appropriations to legal reserve and tax incentive reserve	5,016
Minimum mandatory remuneration (i)	1,475
Appropriation to investments reserve	3,541

(i) The minimum mandatory remuneration were based on interest on capital and will be paid in 2018, in the amount of US$0.28378015600 per share. Due to the Brazilian legislation, the Company must retain and collect the amount of withholding tax (15%) and cannot be considered when charging the interest on capital to the mandatory dividend.

On December 14, 2017, the Board of Directors approved the payment in advance of the stockholders’ remuneration in the gross amount of US$682 (R$2,183 million) based on the interest on capital, as an anticipation relating to 2017. The Board of Directors approved on February 26, 2018 (subsequent event), the complementary payment to the stockholders’ remuneration in the gross amount of US$793 (R$2,538 million) based on the interest on capital. Together, these resolutions comprise the minimum mandatory remuneration for the year ended December 31, 2017 that will be paid in March 2018.

The remuneration paid to stockholders based on the on interest on capital during 2017 and 2016 amounted US$1,456 (US$0.282400343 per share) and US$250 (US$0.048511898 per share), respectively. All remuneration was based on interest on capital for those years.

d)        Profit reserves

The amount of profit reserves are distributed as follows:

	Legal reserve	Tax incentive reserve	Investments reserve	Additional remuneration reserve	Total of profit reserves
Balance as at December 31, 2015	985	—	—	—	985
Allocation of Income	204	377	1,808	634	3,023
Translation adjustment	195	—	—	—	195
Balance as at December 31, 2016	1,384	377	1,808	634	4,203
Allocation of Income	275	216	3,541	—	4,032
Dividends and interest on capital of Vale’s stockholders	—	—	—	(658)	(658)
Translation adjustment	(29)	(13)	(140)	24	(158)
Balance as at December 31, 2017	1,630	580	5,209	—	7,419

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over than 50% of the annual distributable net income is retained based on the capital investments budget submitted for approval in the Stockholder’s Meeting, pursuant to article 196 of the Law 6,404.

Additional remuneration reserve - Arises from the remuneration proposed by Management that exceeds the minimum mandatory remuneration of 25% of the adjusted net income. On April 20, 2017, Stockholders approved the payment of the additional remuneration in relation to the year ended December 31, 2016.

e)         Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance as at December 31, 2015	(703)	(6)	(1)	(282)	(992)
Other comprehensive income	(70)	7	1	—	(62)
Translation adjustment	(36)	(1)	—	(56)	(93)
Balance as at December 31, 2016	(809)	—	—	(338)	(1,147)
Other comprehensive income	(46)	—	—	—	(46)
Translation adjustment	10	—	—	—	10
Balance as at December 31, 2017	(845)	—	—	(338)	(1,183)

f) Shareholders Agreement

On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders’ agreement (“Vale Agreement”) that binds only 20% of the totality of Vale’s common shares issued by Vale, and will be in force until November 9, 2020, with no provision for renewal.

For 6 months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares held by the Shareholders prior to the merger of Valepar.

Accounting policy

Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

30.                     Related parties

The Company’s related parties are predominantly subsidiaries, joint ventures, associates and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note. Details of material non-consolidated entities are disclosed in note 15.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, observing the price and usual market conditions, therefore these transactions are under terms that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relates largely to amounts charged by joint ventures and associates related to the pelletizing plants lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)        Transactions with related parties

	Year ended December 31
	2017			2016			2015
	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total
Net operating revenue	399	337	736	166	346	512	139	353	492
Cost and operating expenses	(1,943)	(29)	(1,972)	(916)	(50)	(966)	(815)	(83)	(898)
Financial result	118	(14)	104	(29)	(20)	(49)	—	8	8

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads.

Cost and operating expenses mostly relates to the operational leases of the pelletizing plants. Further information in relation to these operational leases is disclosed in note 31.

b)        Outstanding balances with related parties

	December 31, 2017			December 31, 2016
	Joint Ventures	Associates	Total	Joint Ventures	Associates	Total
Assets
Accounts receivable	73	38	111	69	35	104
Dividends receivable	112	14	126	53	20	73
Loans to related parties	4,526	—	4,526	—	—	—
Other assets	17	—	17	—	—	—

Liabilities
Supplier and contractors	192	20	212	95	11	106
Loans from related parties	—	1,245	1,245	—	440	440
Other liabilities	612	—	612	359	—	359

In 2017, the loans from/to related parties mainly arose in connection with the transaction of Nacala’s corridor business (further information in relation to this transaction is disclosed in note 15). Loans to related parties corresponds to the loan of US$4,526 to Nacala BV, which carries interest at 7.44% p.a. The loan from related parties mainly relates to the loan from Pangea Emirates Ltd. in the amount of US$1,166, which carries interest at 6.54% p.a.

c)         The key management personnel remuneration is as follows:

	Year ended December 31
	2017	2016	2015
Short-term benefits
Wages or pro-labor	9	8	8
Direct and indirect benefits	10	4	6
Profit sharing program (“PLR”)	10	—	8
	29	12	22
Long-term benefits
Shares based	16	1	1

Severance	7	5	6
	52	18	29

31.                     Commitments

a) Contractual obligations

The table below presents the annual minimum future payments, which are required and non-cancelable, related to contractual obligations of the Company as of December 31.

	2018	2019	2020	2021	2022 and thereafter	Total
Operating lease	283	192	179	178	221	1,053
Purchase obligations	2,191	1,021	686	604	3,761	8,263
Total minimum payments required	2,474	1,213	865	782	3,982	9,316

Operating lease - Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing plants”), in which the Company leases their pelletizing plants. These agreements are renewable and last from 3 up to 10 years. The minimum future payments have been calculated considering that all contracts will be renewed automatically.

The Company also has operating leases for the exploration and processing of iron ore with joint ventures, port operations with third parties and property leases for its operational facilities with third parties.

The total amount of operational leasing expenses for the year ended on December 31, 2017, 2016 and 2015 were US$664, US$266 and US$329, respectively.

Purchase obligations - The purchase obligations derive mainly from contracts for the acquisition of fuel, energy and the acquisition of raw materials and services.

b) Guarantees provided

As of December 31, 2017, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. are US$378 and US$1,497, respectively.

The net book value of property, plant and equipment pledged to secure judicial claims on December 31, 2017 and 2016 were US$15 and US$35, respectively.

c) Nickel Operations — Indonesia

The Company´s subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the Government of Indonesia to operate its mining licenses and it includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants by October 2019 (approximately 20% of PTVI’s shares are already registered on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis.

32.                     Risk management

Vale considers that an effective risk management is key to support the achievement of the company objectives and to ensure the financial strength and flexibility of the company and the business continuity.

Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk) and those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)        Risk management policy

The Board of Directors established a corporate risk management policy defining principles and guidelines applicable to this process in the company and the corresponding governance structure.

This policy determines that corporate risks should be measured and monitored, regularly, in an integrated manner, in order to ensure that the company overall risk level remains aligned with its strategic guidelines.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk management decisions, issuing opinions and recommendations. It is also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities.

The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

b)        Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

See note 20 “Loans, borrowing, cash and cash equivalents and financial investments” for details on the Company’s liquidity risk.

c)         Credit risk management

Vale’s exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments.  Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level.

(i)       Commercial credit risk management

See note 10 “Accounts receivables” for details on commercial credit risk.

(ii)   Treasury credit risk management

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom we have credit exposure.

Furthermore, we control the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading.

d)        Market risk management

Vale is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process regarding the risk management strategy, that may incorporate financial instruments, including derivatives.

The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and interest rates;

• Product prices and input costs.

e)         Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, as its product are predominantly priced in US dollar, while most of the costs, disbursements and investments are denominated in other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments may be used as a risk mitigation strategy.

Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations — mainly currency volatility. The hedges cover most of the debts in Brazilian reais and euros. We use swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlement dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar. We take advantage of the potential correlation between commodity prices and U.S. dollar floating interest rates as a partial natural hedge for our cash flow.

f)          Risk of product and input prices

Vale is also exposed to market risks including commodities price and input price volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

g)        Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

The main operational risks are periodically monitored, ensuring the effectiveness of preventive and mitigating key controls in place and the execution of the risk treatment strategy (implementation of new or improved controls, changes in the risk environment, risk sharing by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, the best cost-benefit mitigation plans and the effectiveness of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

h)        Capital management

The Company’s policy aims at establishing a capital structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

i)           Insurance

Vale contracts several types of insurance policies, such as operational risk policy, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is issued in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company’s assets directly related with its operations are included in the coverage of insurance policies.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance to balance the price on reinsurance contracts with the market, as well as, enable direct access to key international markets of insurance and reinsurance.

33.       Additional information about derivatives financial instruments

a) Sensitivity analysis of derivative financial instruments.

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Probable: the probable scenario was based on the estimated risk variables that were used on pricing the derivative instruments as at December 31, 2017.

•   Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

•   Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

The curves used on the pricing of derivatives instruments were developed based on data from B3 S.A., Central Bank of Brazil, London Metals Exchange and Bloomberg.

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(33)	(300)	(567)
	US$ interest rate inside Brazil decrease	(33)	(42)	(53)
	Brazilian interest rate increase	(33)	(35)	(37)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(380)	(705)	(1,029)
	US$ interest rate inside Brazil decrease	(380)	(395)	(409)
	Brazilian interest rate increase	(380)	(405)	(427)
	TJLP interest rate decrease	(380)	(403)	(425)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(54)	(83)	(112)
	US$ interest rate inside Brazil decrease	(54)	(54)	(56)
	Brazilian interest rate increase	(54)	(55)	(57)
	TJLP interest rate decrease	(54)	(55)	(56)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	25	(57)	(138)
	US$ interest rate inside Brazil decrease	25	13	1
	Brazilian interest rate increase	25	(2)	(25)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(34)	(150)	(266)
	US$ interest rate inside Brazil decrease	(34)	(39)	(44)
	Brazilian interest rate increase	(34)	(50)	(64)
	IPCA index decrease	(34)	(43)	(52)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	85	53	25
	IPCA index decrease	85	67	50
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(67)	(50)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	23	(158)	(338)
	Euribor increase	23	15	8
	US$ Libor decrease	23	6	(12)
Protected item: EUR denominated debt	EUR depreciation	n.a.	158	338

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	—	—	—
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	—	—

Nickel sales fixed price protection
Forwards	Nickel price decrease	24	(6)	(37)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	6	37

Purchase protection program
Nickel forwards	Nickel price increase	(0)	(1)	(2)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	1	2

Copper forwards	Copper price increase	(0.0)	(0.2)	(0.3)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0.2	0.3

WPM warrants	WPM stock price decrease	39	19	6

Conversion options - VLI	VLI stock value increase	(57)	(92)	(137)

Options - MBR	MBR stock value decrease	251	150	74

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	1	(7)	(14)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	0	(5)	(9)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(4)	(7)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(133)	(262)	(472)

b) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of December 31, 2017.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB
Banco Bradesco	Ba3	BB
Banco do Brasil	Ba3	BB
Banco de Credito del Peru	Baa1	BBB+
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	A3	A-
Banco Votorantim	Ba3	BB
Bank of America	A3	A-
Bank of China	A1	A
Bank of Mandiri	Baa3	BB+
Bank of Nova Scotia	A1	A+
Bank Rakyat	Baa3	BB+
Bank of Tokyo Mitsubishi UFJ	A1	A-
Banpará	—	BB-
Barclays	Baa2	BBB
BBVA	A3	BBB+
BNP Paribas	A2	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB
Canadian Imperial Bank	A1	A+
China Construction Bank	A1	A
Citigroup	Baa1	BBB+
Credit Agricole	A1	A
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	A-
Goldman Sachs	A3	BBB+
HSBC	A2	A
Intesa Sanpaolo Spa	A3	BBB
Itaú Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa3	AA-
National Bank of Oman	Baa3	—
Rabobank	Aa2	A+
Royal Bank of Canada	A1	AA-
Societe Generale	A2	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
UBS	Aa3	A-
Unicredit	Baa1	BBB

c) Market curves

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	12,260	JUN18	12,833	DEC18	12,960
JAN18	12,725	JUL18	12,857	DEC19	13,167
FEB18	12,745	AUG18	12,878	DEC20	13,354
MAR18	12,767	SEP18	12,896	DEC21	13,454
APR18	12,789	OCT18	12,920
MAY18	12,812	NOV18	12,940

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.30	JUN18	3.30	DEC18	3.32
JAN18	3.28	JUL18	3.31	DEC19	3.33
FEB18	3.28	AUG18	3.31	DEC20	3.33
MAR18	3.29	SEP18	3.31	DEC21	3.33
APR18	3.29	OCT18	3.31
MAY18	3.30	NOV18	3.31

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	375	JUN18	374	DEC18	364
JAN18	376	JUL18	372	DEC19	303
FEB18	376	AUG18	371	DEC20	277
MAR18	376	SEP18	369	DEC21	255
APR18	375	OCT18	368
MAY18	375	NOV18	366

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	2.86	11/01/18	2.77	01/04/21	3.19
02/01/18	4.04	12/03/18	2.71	04/01/21	3.22
03/01/18	3.27	01/02/19	2.82	07/01/21	3.26
04/02/18	2.96	04/01/19	2.85	10/01/21	3.31
05/02/18	2.84	07/01/19	2.91	01/03/22	3.42
06/01/18	2.78	10/01/19	2.94	04/01/22	3.43
07/02/18	2.73	01/02/20	3.02	07/01/22	3.44
08/01/18	2.72	04/01/20	3.03	10/03/22	3.48
09/03/18	2.69	07/01/20	3.06	01/02/23	3.60
10/01/18	2.71	10/01/20	3.13	07/03/23	3.65

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.57	6M	1.83	11M	1.90
2M	1.62	7M	1.85	12M	1.90
3M	1.70	8M	1.87	2Y	2.11
4M	1.77	9M	1.88	3Y	2.23
5M	1.81	10M	1.89	4Y	2.29

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	7.00	11/01/18	7.00	01/04/21	7.00
02/01/18	7.00	12/03/18	7.00	04/01/21	7.00
03/01/18	7.00	01/02/19	7.00	07/01/21	7.00
04/02/18	7.00	04/01/19	7.00	10/01/21	7.00
05/02/18	7.00	07/01/19	7.00	01/03/22	7.00
06/01/18	7.00	10/01/19	7.00	04/01/22	7.00
07/02/18	7.00	01/02/20	7.00	07/01/22	7.00
08/01/18	7.00	04/01/20	7.00	10/03/22	7.00
09/03/18	7.00	07/01/20	7.00	01/02/23	7.00
10/01/18	7.00	10/01/20	7.00	07/03/23	7.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	6.89	11/01/18	6.74	01/04/21	9.06
02/01/18	6.90	12/03/18	6.80	04/01/21	9.24
03/01/18	6.82	01/02/19	6.87	07/01/21	9.40
04/02/18	6.76	04/01/19	7.11	10/01/21	9.55
05/02/18	6.73	07/01/19	7.41	01/03/22	9.66
06/01/18	6.71	10/01/19	7.78	04/01/22	9.75
07/02/18	6.66	01/02/20	8.07	07/01/22	9.84
08/01/18	6.67	04/01/20	8.38	10/03/22	9.92
09/03/18	6.70	07/01/20	8.63	01/02/23	9.99
10/01/18	6.72	10/01/20	8.88	07/03/23	10.12

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/18	4.27	11/01/18	4.12	01/04/21	4.72
02/01/18	4.27	12/03/18	4.18	04/01/21	4.75
03/01/18	4.20	01/02/19	4.24	07/01/21	4.78
04/02/18	4.14	04/01/19	4.33	10/01/21	4.81
05/02/18	4.11	07/01/19	4.52	01/03/22	4.82
06/01/18	4.09	10/01/19	4.57	04/01/22	4.82
07/02/18	4.04	01/02/20	4.62	07/01/22	4.84
08/01/18	4.05	04/01/20	4.66	10/03/22	4.85
09/03/18	4.08	07/01/20	4.69	01/02/23	4.87
10/01/18	4.10	10/01/20	4.72	07/03/23	4.91

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.41	6M	-0.30	11M	-0.26
2M	-0.39	7M	-0.29	12M	-0.26
3M	-0.38	8M	-0.28	2Y	-0.15
4M	-0.34	9M	-0.27	3Y	0.01
5M	-0.32	10M	-0.27	4Y	0.15

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.45	6M	1.73	11M	0.99
2M	1.48	7M	1.49	12M	0.91
3M	1.55	8M	1.31	2Y	2.09
4M	1.64	9M	1.19	3Y	2.22
5M	1.70	10M	1.07	4Y	2.30

Currencies - Ending rates

CAD/US$	0.7961	US$/BRL	3.3080	EUR/US$	1.1953

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 27, 2018		Director of Investor Relations